Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Proud Mary Coffee USA LLC
2012 NE Alberta St, Portland, OR 97211
Portland, OR 97211
https://proudmarycoffee.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Proud Mary Coffee USA LLC
Address: 2012 NE Alberta St, Portland, OR 97211 , Portland, OR 97211
State of Incorporation: DE
Date Incorporated: May 02, 2016

Terms:

Convertible Promissory Note

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to The same class and series of equity securities issued in the Qualified Financing when the company raises $5,000,000.00 in a qualified equity financing.
Maturity Date: May 31, 2028
Valuation Cap: $60,000,000.00
Discount: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: The same class and series of equity securities issued in the Qualified Financing

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Notice of Joinder to Company Operating Agreement upon Conversion

Upon conversion of this Note into equity securities, Reg CF investors will be required to join Proud Mary Coffee USA LLC as Members in accordance with the terms of the Company's Second Amended and Restated Limited Liability Company Agreement. A full copy of the Convertible Promissory Note and the Second Amended & Restated Limited Liability Company Operating Agreement are provided as Exhibit F to this Form C and should be reviewed carefully before investing.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based Perks</u>

Early Bird 1: Invest $2,500+ within the first 2 weeks | receive 3% addition to base discount rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 4% addition to base discount rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 5% addition to base discount rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 10% addition to base discount rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% addition to base discount rate

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 5% addition to base discount rate

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 5% addition to base discount rate

Amount-Based Perks

PMC HUMBLER: $500+ | Receive a 3-month (1 x 250gm bag per month) "Humbler" Coffee Subscription.

PMC MILD: $1,000+ | Receive a 6-month (1 x 250gm bag per month) "Mild" Coffee Subscription.

PMC CURIOUS: $5,000+ | Receive a 12-month (1 x 250gm bag per month) "Curious" Coffee Subscription (specialty & seasonal coffees), 10% off all online coffee orders for 12 months, and 3% addition to base discount rate.

PMC WILD: $10,000+ | Receive a 12-month (1 per month) "Wild" Subscription (featuring exceptional, micro-lots), a custom Comandante hand grinder, 10% off all online coffee orders for 12 months plus 5% addition to base discount rate.***

PMC DELUXE: $25,000+ | Join us at one of PMC cafes for an exclusive tasting experience and breakfast with a Founder (up to 4 people, travel not included**), receive a 1-year "Deluxe" Subscription (featuring ultra-premium rare and exotic coffees), a custom Comandante hand grinder, 20% off all online coffee orders for 1 year, "Lifetime Discount" (10%) on all in-store/cafe purchases and 8% addition to base discount rate.***

PMC LIFER: $50,000+ | Join us at one of PMC cafes for a private tasting experience and breakfast with a Founder*, OR a once in a lifetime coffee origin trip to hear the stories and meet the wonderful people behind our incredible products**. Receive a 1-year "Deluxe" Subscription (featuring ultra-premium rare and exotic coffees), Custom Proud Mary XBLOOM Pourover Machine + 20% off all online orders coffee for one year, "Lifetime Discount" (10%) on all in-store/cafe purchases, and 10% addition to base discount rate.***

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

** Travel not included, up to 10 people at a time..

*** Australia - if perk is not available at the time of, due to logistics will seek suitable replacement of similar value.

The 10% StartEngine Venture Club Bonus

Proud Mary Coffee USA, LLC will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Proud Mary Coffee operates under Proud Mary Coffee USA LLC ("Proud Mary" or the "Company"), which oversees its U.S. operations, including retail cafés, wholesale (B2B) coffee supply, and e-commerce. Under Proud Mary Coffee USA LLC, several subsidiaries manage different aspects of the business. Proud Mary Roasters USA oversees coffee roasting and wholesale distribution across the U.S., ensuring a consistent supply for both retail and B2B clients. Proud Mary Retail USA operates the café locations, including the flagship sites in Portland and Austin, focusing on direct customer engagement and brand experience. Proud Mary E-Commerce drives online sales and coffee subscriptions, catering to home brewers and specialty coffee enthusiasts. This structure allows the company to efficiently scale operations while maintaining its commitment to quality and direct trade sourcing.

Proud Mary Coffee is an Australian specialty coffee company founded in 2009 by Nolan and Shari Hirte in Melbourne. Renowned for its commitment to quality and innovation, Proud Mary has expanded internationally, operating notable cafés in the United States, specifically in Portland, Oregon, and Austin, Texas.

The company's U.S. flagship café opened in Portland in 2017, introducing Australian café culture to the Pacific Northwest. In 2022, Proud Mary launched its Austin location, further establishing its presence in the American specialty coffee scene. Both cafés have garnered acclaim for their meticulously sourced and roasted coffees, as well as their curated food menus that reflect Australian culinary influences.

Proud Mary's dedication to excellence extends beyond its cafés. The company operates a roastery in Portland, supplying freshly roasted beans to both retail and wholesale customers. They offer a diverse range of coffee subscriptions, including options like 'Wild,' 'Curious,' and 'Mild,' catering to various taste preferences. Additionally, Proud Mary provides deluxe subscriptions featuring rare and exclusive coffee varieties

<u>Intellectual Property:</u>

Proud Mary Coffee USA LLC owns three active U.S. trademarks for "PROUD MARY," covering:

- Coffee and beverages

- Coffee mugs

- Restaurant services

<u>Corporate Structure:</u>

The Company has four (5) wholly owned subsidiaries:

1. Proud Mary Café Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 172 Oxford St, Collingwood, Victoria, Australia. This is a cafe, serving all day coffee, lunch and breakfast. Customers are predominantly local to inner city Melbourne and some international travelers and coffee enthusiasts. The Company's functional currency is the Australian Dollar.

2. Proud Mary Coffee Roasters Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 200 Wellington St, Collingwood, Victoria, Australia. This location has 3 sources of revenue: a). coffee roastery selling whole bean coffee to other businesses and its own Australian Cafe; b) E-commerce store selling whole bean coffee and equipment to customers across Australia, and c) Aunty Peg's coffee shop, serving black coffee and selling coffee and equipment in store to the general public. The Company's functional currency is the Australian Dollar.

3. Spinn-Aphex Enterprises Pty Ltd - The company was formed in Australia on the 6th of May 2009. The company is the previously registered company for the Australian operations. Once the company's Australian operations commenced selling roasted coffee to external companies in 2014, its operations were split into Proud Mary Cafe Pty Ltd and Proud Mary Coffee Roasters Pty Ltd. The company is no longer in operation but remains registered.

4. Proud Mary Cafes LLC - The Company was formed in Oregon on the 2nd of May 2016. The Company has two physical locations and three revenue sources. a) a Café is located at 2012 NE Alberta St, Oregon, 97211, serving coffee and all day breakfast and lunch 7 days per week. b) a Roastery located at 3961 N Williams Ave, Oregon, 97227, earning revenue through selling wholebean coffee to other businesses, including its retail location in Portland, and c) e-commerce store selling coffee and equipment to the general public across the United States and Canada. The Company's functional currency is the US Dollar.

5. Angel Aura LLC dba Proud Mary - The Company was formed in Texas on the 19th of November 2020. The Company has two physical locations and two sources of revenue. a) a café serving coffee, all-day breakfast and lunch, 7 days per week, located at 2043 S Lamar Blvd, Austin, Texas; and b) a roastery located at 8711 Burnet Rd, Austin, Texas. The Company's functional currency is the US Dollar.

Competitors and Industry

Market

Proud Mary Coffee operates in the global specialty coffee market, a rapidly growing sector driven by increasing consumer demand for high-quality, ethically sourced, and sustainably produced coffee. The specialty coffee industry has expanded significantly over the past decade, with growth fueled by evolving consumer preferences, a rise in third-wave coffee culture, and a greater emphasis on direct trade relationships with farmers.

COMPETITORS

Proud Mary competes with independent specialty roasters, third-wave coffee brands, and high-end café chains such as:

Blue Bottle Coffee (Nestlé-owned, focused on premium specialty coffee and experiential retail).

Stumptown Coffee Roasters (Portland-based, known for direct trade sourcing).

Intelligentsia Coffee (Chicago-based, pioneer of direct trade and high-end specialty roasting).

Local artisanal roasters in Portland, Austin, and Melbourne who focus on small-batch roasting and unique sourcing practices.

Proud Mary differentiates itself through direct trade sourcing, Australian café culture, and a strong commitment to quality and storytelling, offering a premium coffee experience that appeals to both casual consumers and connoisseurs.

With the specialty coffee market continuing to expand, Proud Mary Coffee is well-positioned to:

Scale its retail footprint in high-growth U.S. markets like Los Angeles, New York, and other urban centers.

Grow its e-commerce and subscription services to capture the rising demand for high-end at-home coffee experiences.

Expand its wholesale partnerships with restaurants, cafés, and hotels seeking premium specialty coffee.

Capitalize on sustainability and transparency trends, further differentiating itself from large-scale competitors.

By leveraging its strong brand reputation, direct trade model, and growing presence in key specialty coffee markets, Proud Mary Coffee has the potential to become a leading global player in the specialty coffee industry.

Current Stage and Roadmap

Current Stage

Proud Mary Coffee is at a pivotal stage in its business evolution, transitioning from a successful boutique specialty coffee brand into a scalable, high-growth company. Having established its reputation in Australia, the company expanded into the United States, with flagship locations in Portland (2017) and Austin (2022). The company has now grown to a pre-money valuation of $30 million, with 2023 revenue hitting $14 million across retail, B2B, and e-commerce channels.

Key performance highlights:

Established presence in two key U.S. cities (Portland & Austin).

Multi-channel revenue streams: Retail (48%), B2B (42%), E-Commerce (10%).

$14M in 2023 revenue, with plans to hit $44M by 2028.

Highly engaged customer base, with zero ad spend and strong organic growth.

Strong wholesale expansion, with 25% 25% 10-year average annual growth rate from 2014-2023 for B2B & E-Commerce.

Future Roadmap

Proud Mary Coffee's growth strategy is centered around scalability and operational efficiency, with a focus on expanding its retail footprint, optimizing existing business performance, and deepening its market penetration in the U.S..

PMC-Go Expansion: A Scalable, High-Margin Retail Model

One of the company's most strategic initiatives is launching PMC-Go, a smaller, to-go café model that will allow Proud Mary to expand more rapidly, with a faster build time, lower costs, and higher margins compared to its traditional full-service cafés.

PMC-Go Model vs. Traditional Café:

Build time: 6 months (vs. 1.5 years for traditional cafés).

Build costs: $500K per location (vs. $1.5M).

Square footage: 700 sqft (vs. 2,500 sqft).

Projected EBITDA: 23% (vs. 5-7% for traditional cafés).

Revenue per sqft: $2,500 (vs. $1,080).

Planned Rollout:

2025: Launch first PMC-Go in Austin.

2026: Expand to three PMC-Go locations in Austin.

2027: Expand PMC-Go to Portland and 2-3 additional U.S. cities.

2028-2029: Scale to 4-5 major U.S. cities, solidifying national presence.

This "hub-and-spoke" model will allow the company to leverage brand awareness, increase operational efficiency, and drive more volume to its core business lines (B2B, e-commerce, and wholesale).

The Team

Managers

Name: Jamin Paul Hirte

Jamin Paul Hirte's current primary role is with Sia. Jamin Paul Hirte currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO (Australian operations)
  Dates of Service: August, 2024 - Present
  Responsibilities: Guiding the effort and ensuring it remain focussed on the company goals.

Other business experience in the past three years:

- Employer: Activ
  Title: Executive Manager Strategy & Digital
  Dates of Service: August, 2022 - January, 2025
  Responsibilities: Executive responsible for strategy and digitisation of a large disability service provider, specialising in supporting people living intellectual disability.

Other business experience in the past three years:

- Employer: Great Southern Distilleries
  Title: General Manager
  Dates of Service: February, 2022 - August, 2022
  Responsibilities: Overseeing sales, marketing, people & culture and the build/establishment of a full service restaurant & bar.

Other business experience in the past three years:

- Employer: Watco Rail
  Title: General Manager Commercial
  Dates of Service: February, 2021 - November, 2021
  Responsibilities: Responsible for commercial contract management of the Australian operations of Watco Rail.

Other business experience in the past three years:

- Employer: Sia
  Title: Engagement Director
  Dates of Service: February, 2025 - Present
  Responsibilities: Working with our clients to accelerate goal achievement and find new ways to grow competitive advantage.

Name: Amy Louise Davis

Amy Louise Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Global CFO
  Dates of Service: September, 2016 - Present
  Responsibilities: Financial & HR management.

Name: Shari Maree Hirte

Shari Maree Hirte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2017 - Present
  Responsibilities: Help with telling the brand story of the company, including imagery. Ensuring that our message is clear to potential investors, what they will be investing in.

Name: Nolan Khyl Hirte

Nolan Khyl Hirte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-CEO (US operations), Director and Managing Member
  Dates of Service: November, 2016 - Present
  Responsibilities: As CEO I have identified where the funds raised will go: expanding our retail presence (smaller to-go models). Improve efficiency and business performance, margins, across existing businesses. Maximize our 'brand moment', increase growth via marketing at existing locations, to grow market share. Leverage repeatable, scaleable designs, build, equipment, service and technology.

Name: Matthew Lounsbury

Matthew Lounsbury's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President of Proud Mary USA
  Dates of Service: March, 2019 - Present
  Responsibilities: Leading strategic growth in the USA with focus on B2B, E-Commerce & Brand

Name: Lindsay Goodrich

Lindsay Goodrich's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP, Global Head of Retail
  Dates of Service: December, 2014 - Present
  Responsibilities: Leading Strategic growth and operations for our global retail operations.

Name: Alexander Lees

Alexander Lees 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of PMC Australia
  Dates of Service: August, 2024 - Present
  Responsibilities: Strategically Leading Proud Mary Australia, with particular focus on B2B, E-Commerce and operations

Other business experience in the past three years:

- Employer: Industry Beans Australia
  Title: General Manager
  Dates of Service: October, 2018 - July, 2024
  Responsibilities: Head of wholesale and e-commerce

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The convertible promissory note that an investor is buying has no voting rights attached to them. Should the note convert to Class CF Units, the Class CF Units have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to

operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may

be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risks Related to Our Planned PMC-Go Expansion
We intend to use proceeds from this offering to develop and open new "PMC-Go" retail café locations. These expansion efforts may involve unanticipated costs, delays in permitting or construction, challenges in staffing, or lower-than-expected demand. If our new locations fail to perform as expected, it may adversely affect our profitability and reduce the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Nolan Hirte	498,823	Class F Units	44.23%
Shari Hirte	498,823	Class F Units	44.23%

The Company's Securities

The Company has authorized Class F Units, Class CF Units, Class E Units, and Convertible Promissory Note Series 2025 - CF.

Class F Units

The amount of security authorized is 1,127,836 with a total of 1,127,836 outstanding.

Voting Rights

One vote per unit

Material Rights

There are no material rights associated with Class F Units.

Class CF Units

The amount of security authorized is 1,125,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class CF Units.

Material Rights

These Units are intended to be issued to investors upon conversion of the Convertible Promissory Note Series 2025 – CF and will entitle the holders to pro rata distributions, but no governance rights, unless otherwise required by law.

Participation in Distributions:

CF Members share in profit distributions pro rata based on their ownership of CF Units, but only after priority payouts (e.g., Class F returns)

No Capital Contribution Priority:

CF Members generally do not have liquidation preferences ahead of Class F.

Limited or No Voting Rights:

CF Units do not carry voting rights in company governance. They cannot vote on: Board appointments, Amendments to the Operating Agreement, Major transactions (mergers, asset sales, etc.)

Highly Restricted Transfers:

CF Units may only be transferred under limited circumstances, such as: Compliance with securities laws (e.g., Regulation CF rules), After a holding period (e.g., 12 months), With company or Board approval

No Right of First Refusal (ROFR) is typically granted to CF holders.

CF Members do not have the right to inspect books or participate in management unless required by law.

They may receive annual or quarterly updates, but not detailed operational reports unless stated.

CF holders do not have the right to participate in future equity offerings.

They may be diluted in future financings without consent or notice, unless specifically protected.

Exceptions: In rare cases, they may vote on amendments that disproportionately affect CF Units.

Class E Units

The amount of security authorized is 25,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class E Units.

Material Rights

These Units are reserved for issuance to employees, consultants, or service providers pursuant to Unit Grant Agreements, subject to terms established by the Board.

Convertible Promissory Note Series 2025 - CF

The security will convert into The same class and series of equity securities issued in the qualified financing and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: May 31, 2028
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $60,000,000.00
Conversion Trigger: Qualified Financing of at least $5,000,000

Material Rights

Notice of Joinder to Company Operating Agreement upon Conversion

Upon conversion of this Note into equity securities, Reg CF investors will be required to join Proud Mary Coffee USA LLC as Members in accordance with the terms of the Company's Second Amended and Restated Limited Liability Company Agreement. A full copy of the Convertible Promissory Note and the Second Amended & Restated Limited Liability Company Operating Agreement are provided as Exhibit F to this Form C and should be reviewed carefully before investing.

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) the maximum discount rate an investor is eligible for under the bonus discount structure outlined in this Form C, applied to the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $60,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $60,000,000.

(d) "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

What it means to be a minority holder

As a minority holder of Convertible Promissory Notes of this offering, you will have no voting rights. Should the notes convert into equity units, the Class CF Units have no voting rights attached to them. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Membership Units
  Type of security sold: Equity
  Final amount sold: $33,500.00
  Number of Securities Sold: 1,858
  Use of proceeds: Startup funds
  Date: December 22, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $375,000.00
  Use of proceeds: Startup funds
  Date: December 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $13,768,579 compared to $14,027,196 in fiscal year 2024.

Global revenue grew by 2% from 2023 to 2024, reflecting strong momentum in our U.S. operations and early signs of recovery in Australia. Our U.S. business saw a 16% increase in revenue, driven by sustained demand at our Portland and Austin retail locations, and 26% growth in our wholesale partnerships, and expanding online sales. While our Australian revenue declined by 14% due to lingering post-COVID economic pressures in the Melbourne market, we are now seeing positive indicators of recovery, including increased foot traffic and improved consumer confidence. We remain confident in the long-term potential of both markets and continue to invest in operational excellence, brand experience, and market growth on both sides of the Pacific.

Cost of Sales

Cost of Sales for fiscal year 2023 was $9,045,526 compared to$9,702,709 in fiscal year 2024.

Cost of Sales increased from $9,045,526 in 2023 to $9,702,709 in 2024. This change was primarily driven by fluctuations in global coffee market pricing, which impacted the cost of green coffee used in our blends. Additionally, the opening of our new roastery in Austin contributed to the increase, as initial setup and calibration costs were included in Cost of Sales during the period. While these factors contributed to a temporary rise in COGS, the Austin facility is expected to position us for greater production efficiency and scalability moving forward.

Gross Margins

Gross margins for fiscal year 2023 were $4,723,053. compared to $4,324,487 in fiscal year 2024.

Gross margin decreased from $4,723,053 in 2023 to $4,324,487 in 2024. This change reflects a combination of higher input costs and strategic investments made during the year. Specifically, fluctuations in global coffee prices increased the cost of green coffee for our blends, and the launch of our new roastery in Austin resulted in one-time setup and commissioning expenses that impacted cost of sales. While these factors temporarily compressed margins, they represent foundational investments in quality, capacity, and long-term growth—particularly in our expanding U.S. market.

Expenses

Expenses for fiscal year 2023 were $5,180,027 compared to $4,672,556 in fiscal year 2024.

Operating expenses decreased from $5,180,027 in 2023 to $4,672,556 in 2024. The elevated expenses in 2023 were primarily driven by one-time depreciation costs related to the opening of our Austin café in 2022 and the Austin roastery in 2023. In line with accounting policy, all startup costs for new locations are depreciated within the first year, leading to a temporary spike in depreciation expenses during this period. Additionally, our operating lease expense increased across 2023 and 2024 due to the renewal of several long-term leases and the commencement of our Austin roastery lease. Despite these cost pressures, total expenses declined in 2024, largely due to a strategic tightening of operating costs in our Australian business in response to revenue contraction linked to broader economic challenges in the post-COVID Melbourne market.

Historical results and cash flows:

The Company is currently in the revenue-generating phase across all operations and is in a growth stage in the United States, with particular momentum in our B2B segment. We believe that historical cash flows are not indicative of future performance, as our operations continue to mature and scale. As we expand, we expect to be able to launch new locations with greater operational discipline and to leverage cash flow from existing sites to support growth—potentially reducing reliance on external financing and minimizing interest costs.

Looking ahead, we expect administrative expenses to grow at a slower rate than our operational footprint, as we strategically adopt technology to drive efficiency and scalability. To date, our growth has been primarily self-funded through revenue generated by our core business. Our long-term objective is to continue expanding while improving margins through experience, increased buying power, and disciplined execution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The funds of this campaign are not critical to our current company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign, including cash on hand that has fluctuated between approximately $63,000 and $461,000 in May 2025. As of May 2025, we also had approximately $105,000 in available credit through credit cards and a line of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical to our current company operations. The profit's made from our existing businesses are enough to meet our current operational needs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not critical to the ongoing viability of the Company. Based on our projections, Proud Mary Coffee USA LLC expects to generate an average monthly EBITDA of $30,000+ in 2025, which is sufficient to support the cash flow needs of our existing operations. If the crowdfunding campaign reaches its maximum funding goal, approximately 90% of our total funds will consist of capital raised through this campaign. However, because our business generates daily revenue through ongoing sales and regularly purchases inventory to support operations, we do not require additional cash reserves to sustain current activities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate having sufficient resources to continue operating sustainably without requiring additional capital. This projection is based on our current average monthly EBITDA of over $30,000, assuming no further expansion of operations. The capital raised will be strategically allocated to either the development of cash-generating assets that are not expected to require ongoing financial support, or to initiatives that enhance the efficiency and profitability of our existing business units.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company reaches its maximum funding goal, we anticipate it will be well-positioned for long-term sustainability, with the added benefit of significantly increasing both revenue and profitability. The additional capital will enable the Company to scale its operations and improve efficiency, leading to enhanced profit margins.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is able to acquire bank loans for equipment and extend its current credit lines. Upon realising the retail expansion intended with this raise the company anticipates a further equity raise within the next 3 years to continue its retail expansion.

Indebtedness

- Creditor: Umpqua Bank
  Amount Owed: $109,126.00
  Interest Rate: 0.0%
  Maturity Date: January 15, 2026
  On January 11, 2021, Proud Mary Cafes, LLC entered into a commercial security agreement with Umpqua Bank with a principal loan amount of $109,126 with maturity on January 15, 2026. Outstanding balance was at $25,646 and $48,439 as of December 31, 2024 and December 31, 2023, respectively.

- Creditor: Umpqua Bank
  Amount Owed: $100,000.00
  Interest Rate: 2.8%
  In December 2023, Proud Mary Cafes, LLC entered into a Credit Line agreement with Umpqua Bank for a loan amount of $100,000 with 2.8% to 7.8% margin added based on the Company's creditworthiness

- Creditor: Frost Bank
  Amount Owed: $76,688.00

Interest Rate: 9.051%
Maturity Date: December 12, 2027
In December 2023, Proud Mary Aura, LLC entered into a business loan and security agreement with Frost Bank for $98,000. The loan has a maturity date of December 12, 2027, with an annual interest rate of 9.051%. The outstanding balance of the loan was at $76,688 and $98,000 as of December 31, 2024 and December 31, 2023, respectively

- Creditor: Commonwealth Bank Ltd.
  Amount Owed: $40,510.00
  Interest Rate: 0.0%
  In November 2020, Proud Mary Coffee Roasters Pty. Ltd. entered into a security agreement with Commonwealth Bank Ltd. for the sale and buyback of 2019 Kirsch and Mausser G45 retro coffee roasting machine payable in 5 years with a total term charges of AUD $4,676. The outstanding balance was at AUD$40,510 and AUD$86,759 as of December 31, 2024 and December 31, 2023, respectively.

- Creditor: Metro Finance
  Amount Owed: $11,391.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2026
  In July 2021, Proud Mary Coffee Roasters Pty. Ltd., entered into a security agreement with Metro Finance for the used 2019 Volkswagen Caddy. The loan is payable in 5 years. The outstanding balance was at AUD $11,391 and AUD $18,502 as of December 31, 2024, and December 31, 2023, respectively

- Creditor: Charlie and Jo Koch
  Amount Owed: $375,000.00
  Interest Rate: 9.0%
  Maturity Date: December 15, 62026
  On December 15, 2024, Proud Mary Coffee Roasters Pty. Ltd. entered into a new loan agreement with Charlie and Jo Koch for AUD $375,000 with a maturity date two years from the drawdown date, a fixed interest rate of 9.0% per annum, and monthly interest payments of AUD $9,975 beginning January 15, 2025. The loan includes a 50% balloon payment due at maturity. A full repayment schedule is attached to the agreement with Charlie and Jo Koch amounting to AUD $375,000 payable in 2 years with an annual interest rate of 8%.

- Creditor: Capital Finance Australia Ltd
  Amount Owed: $17,154.00
  Interest Rate: 0.0%
  Maturity Date: July 31, 2028
  Australia Ltd. with an amount financed of AUD $25,610 with a charge term of AUD $5,980 and a term of 5 years. The outstanding balance of the loan was at AUD $17,154 and AUD $22,785 as of December 31, 2024 and December 31, 2023, respectively

- Creditor: ACN 601 158 507 Pty. Ltd (Shift Financial)
  Amount Owed: $81,290.00
  Interest Rate: 16.0%
  Maturity Date: October 31, 2028
  In October 2023, Proud Mary Cafe Pty. Ltd. entered into an equipment line facility agreement with ACN 601 158 507 Pty. Ltd. - doing business as Shift Financial. The initial facility limit is AUD $110,000 with a term of five (5) years at 16% interest rate. The outstanding balance was at AUD $81,290 and AUD $96,379 as of December 31, 2024, and December 31, 2023, respectively.

- Creditor: Coffee Machines - Synesso, with Capital Finance Australia Limited
  Amount Owed: $2,986.00
  Interest Rate: 0.0%
  Maturity Date: January 31, 2025
  In 2020, Proud Mary Cafe Pty. Ltd. entered into a loan agreement for the acquisition of Coffee Machines - Synesso, with Capital Finance Australia Limited with a loan amount of AUD $51,783 payable in 60 months. The outstanding balance was at AUD $2,986 and AUD $14,464 as of December 31, 2024 and December 31, 2023, respectively

- Creditor: Ford 2023 - Vehicle
  Amount Owed: $38,795.00
  Interest Rate: 0.0%
  In October 2024, Proud Mary Aura, LLC acquired a new vehicle - Ford 2023, on account at $38,795.

Related Party Transactions

- Name of Person: Nolan Hirte and Shari Hirte
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Non-interest bearing advances were made to shareholders Nolan Hirte and Shari Hirte.
  Material Terms: The outstanding balance of the shareholders loans receivable was at $220,646 and $214,296, as of December 31, 2024 and December 31, 2023, respectively

Valuation

Valuation Cap: $60,000,000.00

Valuation Cap Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all authorized Units, including Class F Units and any other authorized but unissued Units, are issued and outstanding; (ii) the Company has no outstanding options, warrants, convertible securities, or other securities with a right to acquire Units; and (iii) the Company has not reserved any Units for issuance under any incentive, bonus, or equity compensation arrangements.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Retail Expansion
  66.5%
  We will use 66.5% of the funds to expand our retail locations, including build costs, equipment, and start-up costs to open a new retail location.

- Equipment
  10.0%
  We will use 10% of the funds for purchasing equipment that will increase the efficiency of our roastery operations.

- Working Capital
  10.0%
  We will use 10% of the funds for working capital to cover expenses for the retail expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  5.0%
  We will use 5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://proudmarycoffee.com (https://proudmarycoffee.com/pages/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/proud-mary-coffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Proud Mary Coffee USA LLC

[See attached]

Proud Mary Coffee USA, LLC
(the "Company")
a Delaware Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Proud Mary Coffee USA, LLC Management

We have reviewed the accompanying consolidated financial statements of Proud Mary Coffee USA, LLC (the Company) which comprise the consolidated statements of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
April 14, 2025

PROUD MARY COFFEE USA, LLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	252,515	334,989
Accounts Receivable	372,531	394,458
Inventories	259,510	194,270
Prepaid Expense	48,869	66,153
Deferred Tax Asset	133,365	128,833
Other Current Assets	2,023	18,398
Total Current Assets	**1,068,813**	**1,137,101**
Non-Current Assets:		
Fixed Assets - net	1,795,378	1,923,322
Security Deposit	57,021	68,144
Shareholders Loans Receivable	220,646	214,296
ROU Asset - Operating Lease	1,516,837	1,140,820
Other Non-Current Assets	-	2,000
Total Non-Current Assets	**3,589,882**	**3,348,582**
TOTAL ASSETS	**4,658,695**	**4,485,683**
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	1,037,461	755,035
Accrued Expense	36,861	30,639
Deferred Revenue	31,622	9,039
Payroll Liability	76,084	125,953
Taxes Payable	68,389	83,105
ST Lease Liability - Operating Lease	340,769	351,312
Loans Payable - current	879	-
Other Current Liabilities	43,594	62,953
Total Current Liabilities	**1,635,659**	**1,418,036**
Non-Current Liabilities:		
Loans Payable	873,745	1,025,960
Convertible Notes	-	66,563
LT Lease Liability - Operating Lease	1,130,130	698,392
Shareholders Loans Payable	3,341	3,677
Other Non-current Liabilities	-	-
Total Non-Current Liabilities	**2,007,216**	**1,794,592**
TOTAL LIABILITIES	**3,642,875**	**3,212,628**
EQUITY		
Capital	239,566	164,566
Retained Earnings	912,611	1,186,356
Accumulated Other Comprehensive Loss	(136,360)	(77,869)
TOTAL EQUITY	**1,015,817**	**1,273,053**
TOTAL LIABILITIES AND EQUITY	**4,658,695**	**4,485,683**

See Accompanying Notes to these Unaudited Financial Statements

PROUD MARY COFFEE USA, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Sales	14,027,196	13,768,579
Cost of Goods Sold	9,702,709	9,045,526
Gross Profit	**4,324,487**	**4,723,053**
Operating Expenses		
General and Administrative Expense	2,830,887	2,281,301
Advertising and Marketing Expense	27,972	59,499
Payroll Expense	855,435	1,457,777
Professional Fees	26,628	174,078
Rent Expense	-	1,226
Research and Development Costs	531	2,352
Organizational Costs	-	64,521
Operating Lease Expense	552,684	768,284
Bad Debt Expense	8,421	-
Depreciation Expense	369,998	370,989
Total Operating Expenses	**4,672,556**	**5,180,027**
Loss from Operations	**(348,069)**	**(456,974)**
Other Income (Expense)		
Interest Expense	(64,934)	(81,907)
Other Expense	-	(550)
Other Income	-	2,346
Interest Income	1,162	50,627
Foreign Exchange Gain	-	-
Total Other Income (Expense)	**(63,772)**	**(29,484)**
Earnings Before Income Taxes	**(411,841)**	**(486,458)**
Provision for Income Tax	-	-
Net Loss	**(411,841)**	**(486,458)**

See Accompanying Notes to these Unaudited Financial Statements

PROUD MARY COFFEE USA, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital				
	Units	**$ Amount**	**Retained Earnings (Deficit)**	**Accumulated Other Comprehensive Loss**	**Total Members' Equity**
Beginning balance at 1/1/23	-	164,566	1,640,208	(77,041)	1,727,733
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Cumulative Translation Adjustment		-	-	(828)	(828)
Prior Period Adjustment	-	-	32,608	-	32,608
Net Income	-	-	(486,458)	-	(486,458)
Ending balance at 12/31/23	**-**	**164,566**	**1,186,356**	**(77,869)**	**1,273,053**
Contribution	-	-	-	-	-
Distribution	-	75,000	-	-	75,000
Cumulative Translation Adjustment		-	-	(58,491)	(58,491)
Prior Period Adjustment	-	-	138,097	-	138,097
Net loss	-	-	(411,841)	-	(411,841)
Ending balance at 12/31/24	**-**	**239,566**	**912,611**	**(136,360)**	**1,015,817**

See Accompanying Notes to these Unaudited Financial Statements

PROUD MARY COFFEE USA, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(411,841)	(486,458)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	369,998	370,989
Accumulated Other Comprehensive Loss	(58,491)	(828)
Prior period adjustment	138,097	32,608
Decrease (Increase) in Assets:		
Accounts Receivable	21,927	(172,139)
Inventories	(65,240)	21,682
Prepaid Expense	17,284	(4,048)
Deferred Tax Asset	(4,532)	(70,368)
Other Current Assets	16,375	(9,300)
ROU Asset - Operating Lease	(376,017)	615,735
Security Deposit	11,123	(17,000)
Increase (Decrease) in Liabilities:		
Accounts Payable	282,426	103,638
Accrued Expense	6,222	3,475
Deferred Revenue	22,583	6,021
Payroll Liability	(49,869)	(22,304)
Taxes Payable	(14,716)	(11,085)
ST Lease Liability - Operating Lease	(10,543)	(123,612)
Other Current Liabilities	(19,359)	31,124
LT Lease Liability - Operating Lease	431,738	(253,494)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:	719,006	501,094
Net Cash provided by (used in) Operating Activities	**307,165**	**14,636**
CASH FLOWS FROM INVESTING ACTIVITIES		
Fixed Assets - net	(241,192)	27,277
Other Non-Current Assets	2,000	-
Net Cash provided by Investing Activities	**(239,192)**	**27,277**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Shareholders Loans Receivable	(6,350)	(7,496)
Loans Payable	(152,215)	(140,547)
Convertible Notes	(66,563)	(82)
Shareholders Loans Payable	(336)	(4)
Capital	75,000	-
Other Non-current Liabilities	-	-
Net Cash used in Financing Activities	**(150,464)**	**(148,129)**
Cash at the beginning of period	334,989	441,188
Net Cash decrease for period	(82,491)	(106,216)
Cash at end of period	**252,515**	**334,989**

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Proud Mary Coffee USA, LLC ("the Company") was formed in Delaware on the 2nd day of May 2016. The Company generates revenue by selling business to business whole bean coffee and equipment, E-Commerce store, and Retails. The Company's headquarters is in Wilmington, Delaware.

The Company has four (4) wholly owned subsidiaries:

1. Proud Mary Café Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 172 Oxford St, Collingwood, Victoria, Australia. This is a cafe, serving all day coffee, lunch and breakfast. Customers are predominantly local to inner city Melbourne and some international travelers and coffee enthusiasts. The Company's functional currency is the Australian Dollar.

2. Proud Mary Coffee Roasters Pty Ltd - The Company was formed in Australia on the 7th of July 2014. The Company is located at 200 Wellington St, Collingwood, Victoria, Australia. This location has 3 sources of revenue, a). coffee roastery selling whole bean coffee to other businesses and its own Australian Cafe; b) E-commerce store selling whole bean coffee and equipment to customers across Australia, and c) Aunty Pegs coffee shop, serving black coffee and selling coffee and equipment in store to the general public. The Company's functional currency is the Australian Dollar.

3. Proud Mary Cafes LLC - The Company was formed in Oregon on the 2nd of May 2016. The Company has two physical locations and three revenue sources. a) a Café is located at 2012 NE Alberta St, Oregon, 97211, serving coffee and all day breakfast and lunch 7 days per week. b) a Roastery located at 3961 N Williams Ave, Oregon, 97227 earning revenue through selling wholebean coffee to other businesses including its retail location in Portland and c) e-commerce store selling coffee and equipment to the general public across the United States and Canada. The Company's functional currency is the US Dollar.

4. Angel Aura LLC dba Proud Mary - The Company was formed in Texas on the 19th of November 2020. The Company has two physical locations and two sources of revenue. a) a café serving coffee, all day breakfast and lunch, 7 days per week located at 2043 S Lamar Blvd, Austin, Texas; and b) a roastery located at 8711 Burnet Rd, Austin Texas. The Company's functional currency is the US Dollar.

Proud Mary Coffee USA, LLC will conduct the crowdfunding campaign under regulation CF in 2025.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation – Foreign Operations.

The financials of the Company include its four (4) wholly-owned subsidiaries as mentioned in NOTE 1. All significant intercompany transactions are eliminated. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. In 2024 and 2023, the Company reported Nil in earnings from foreign subsidiaries. No dividends were received from foreign subsidiaries in 2024 and 2023. Net assets of foreign operations were $249,537 and $587,855 as of December 31, 2024 and 2023, respectively.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the consolidated financial statements. Foreign currency translation adjustments resulted in cumulative losses of ($136,360) and ($77,869) in 2024 and 2023, respectively. Foreign currency transaction gains resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately Nil both in 2024 and 2023.

Use of Estimates and Assumptions

In preparing these unaudited consolidated financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $252,515 and $334,989 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

The Company had $372,531 and $394,458 in accounts receivable as of December 31, 2024 and December 31, 2023, respectively.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2024 and December 31, 2023 amounted to $259,510 and $194,270, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2024 and 2023.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2024	2023
Leasehold Improvements	5-10	1,673,143	1,613,255
Computer & Office Equipment	5-10	1,675,142	1,600,831
Vehicles	5	75,806	37,186
Furniture and Fixtures	5-10	143,734	146,350
Borrowing Costs	5-10	4,405	2,646
Less: Accumulated Depreciation	-	(1,776,851)	(1,476,945)
Book Value		**1,795,378**	**1,923,322**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling business to business whole bean coffee and equipment, E-Commerce store and Retails.

The Company's payments are generally collected at time of service or initiation of services. Payments through B2B revenue streams are majority credit cards charged on delivery. Sales made via e-commerce stores are also processed via card. For retail, 98% payments are collected via card at the point of sales system after the customers have dined in and around 2% of customers pay via cash.

The Company's primary performance obligation is the delivery of products and services. Revenue is recognized at the time of shipment and performance of service, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative Expenses

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses are recognized as expenses as costs are incurred .

Advertising and Marketing Expense
Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense
Payroll expense consists of payroll and related expenses for employees and independent contractors are expensed as costs are incurred .

Research and Development Costs
Research and development costs are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: salaries and wages of researchers and developers, materials and supplies used in research and development projects, costs of services performed by others such as consultants and contract research organizations, depreciation of equipment used in research and development activities, and indirect costs that are directly related to research activities.

Organizational Costs.
The Company incurred costs related to its formation and initial operations, including legal fees, filing fees, and other expenditures associated with establishing the business. These costs are categorized as organizational and startup costs and are expensed as incurred, in accordance with ASC 720-15 (Start-Up Costs).

Recent Accounting Pronouncements
The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Non-interest bearing advances were made to shareholders Nolan Hirte and Shari Hirte. The outstanding balance of the shareholders loans receivable was at $220,646 and $214,296, as of December 31, 2024 and December 31, 2023, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company has entered into several operating lease agreements.

1. In July 2016, Proud Mary Cafe LLC, a subsidiary, entered into an operating lease agreement with 20 Alberta South LLC, for the lease of 3,140 Rentable Square Feet (RSF) premises for restaurant/cafe business with a lease term of 84 months.

2. In October 2020, Proud Mary Cafe LLC, a subsidiary, entered into an operating lease agreement with 3961 Williams LLC, for the lease of 3,571 square feet premises for coffee roasting facility. Term of the lease agreement was for sixty (60) months expiring on September 30, 2025.

3. In December 2020, Angel Aura LLC, a subsidiary, entered into an operating lease agreement with Unico 2043 South Lamar LLC, to lease the building premises with 2,480 square feet floor area to be used as a full-service restaurant for the retail sale of food, coffee and beverage items. The lease term is for ten years.

4. In June 2023, Angel Aura LLC, a subsidiary, entered into an operating lease agreement with Turtle Rock Holdings, Ltd., to lease the building premises with a 3,702 square feet floor area to be used in its operations. The term of the lease was for twenty-four (24) months expiring in June 2025.

5. In August 2019, Proud Mary Coffee Roasters Pty Ltd, a subsidiary, renewed its operating lease contract with Temax Nominees for a lease term of five (5) years expiring on July 31, 2024.

6. In 2019, Proud Mary Cafe Pty. Ltd., a subsidiary, renewed its operating lease agreement with Euro Superannuation Pty. Ltd., for the lease term of five (5) years expiring in June 2024.

7. In January 2024, Proud Mary Cafe LLC, a subsidiary, amended its lease agreement with 20 Alberta South LLC to extend its lease for sixty months.

8. In June 2024, Proud Mary Cafe Pty. Ltd., renewed its operating lease agreement with Euro Superannuation Pty. Ltd., for another lease term of five (5) years.

Shown below are the Company's lease liabilities as of December 31, 2024 and December 31, 2023.

		Year ended	Year ended
Lease expense		**12/31/2024**	**12/31/2023**
Finance lease expense			
Amortization of ROU assets		-	-
Interest on lease liabilities		-	-
Operating lease expense		552,684	768,284
Variable lease expense		-	-
Total		552,684	768,284
Other Information			
Operating cash flows from operating leases		491,525	529,649
ROU assets obtained in exchange for new operating lease liabilities		892,488	128,711
Weighted-average remaining lease term in years for finance leases		-	-
Weighted-average remaining lease term in years for operating leases		5	5
Weighted-average discount rate for finance leases		0.00%	0.00%
Weighted-average discount rate for operating leases		3.03%	1.94%
Maturity Analysis		Operating	Operating
	2024-12	-	366,283

	2025-12	382,580.73	190,820
	2026-12	301,957.14	102,920
	2027-12	309,528.06	102,920
	2028-12	317,406.14	-
	2029-12	150,960.02	-
Thereafter		112,803.05	334,417
Total undiscounted cash flows		1,575,235	1,097,360
Less: present value discount		(104,336)	(47,656)
Total lease liabilities		**1,470,899**	**1,049,704**

NOTE 5 – LIABILITIES AND DEBT

Loans Payable: The Company has obtained various loans with various maturity dates from different institutions. The Company's loans payable as of December 31, 2024 and December 31, 2023 are shown below:

1. On January 11, 2021, Proud Mary Cafes, LLC entered into a commercial security agreement with Umpqua Bank with a principal loan amount of $109,126 with maturity on January 15, 2026. Outstanding balance was at $25,646 and $48,439 as of December 31, 2024 and December 31, 2023, respectively.

2. In December 2023, Proud Mary Cafes, LLC entered into a Credit Line agreement with Umpqua Bank for a loan amount of $100,000 with 2.8% to 7.8% margin added based on the Company's creditworthiness.

3. In April 2021, Proud Mary Cafes, LLC entered into an equipment financing agreement with Firmco Financial, Inc. for the loan amount of $53,649 payable in 36 monthly installments. The outstanding balance of the loan was at Nil and $7,069 as of December 31, 2024 and December 31, 2023, respectively.

4. In December 2023, Proud Mary Aura, LLC entered into a business loan and security agreement with Frost Bank for $98,000. The loan has a maturity date of December 12, 2027, with an annual interest rate of 9.051%. The outstanding balance of the loan was at $76,688 and $98,000 as of December 31, 2024 and December 31, 2023, respectively.

5. In November 2023, Proud Mary Coffee Roasters Pty. Ltd. had an approved Premium funding loan application with Elantis Premium Funding Limited payable until August 2024, with a flat interest rate of 6.25%. The outstanding balance was at Nil and AUD$28,685 as of December 31, 2024, and December 31, 2023, respectively.

6. In November 2020, Proud Mary Coffee Roasters Pty. Ltd. entered into a security agreement with Commonwealth Bank Ltd. for the sale and buyback of 2019 Kirsch and Mausser G45 retro coffee roasting machine payable in 5 years with a total term charges of AUD $4,676. The outstanding balance was at AUD$40,510 and AUD$86,759 as of December 31, 2024 and December 31, 2023, respectively.

7. In July 2021, Proud Mary Coffee Roasters Pty. Ltd., entered into a security agreement with Metro Finance for the used 2019 Volkswagen Caddy. The loan is payable in 5 years. The outstanding balance was at AUD $11,391 and AUD $18,502 as of December 31, 2024, and December 31, 2023, respectively.

8. On December 15, 2022, Proud Mary Coffee Roasters Pty. Ltd. entered into a promissory note agreement with Charlie and Jo Koch amounting to AUD $375,000 payable in 2 years with an annual interest rate of 8%.

9. In July 2023, Proud Mary Cafe Pty. Ltd. entered into a specific security agreement with Capital Finance Australia Ltd. with an amount financed of AUD $25,610 with a charge term of AUD $5,980 and a term of 5 years. The outstanding balance of the loan was at AUD $17,154 and AUD $22,785 as of December 31, 2024 and December 31, 2023, respectively.

10. In October 2023, Proud Mary Cafe Pty. Ltd. entered into an equipment line facility agreement with ACN 601 158 507 Pty. Ltd. - doing business as Shift Financial. The initial facility limit is AUD $110,000 with a term of five (5) years at 16% interest rate. The outstanding balance was at AUD $81,290 and AUD $96,379 as of December 31, 2024, and December 31, 2023, respectively.

11. In July 2023, Proud Mary Cafe Pty. Ltd entered into a loan agreement with BOQ Finance for an amount of AUD $12,061 payable in twelve (12) monthly installments. The outstanding balance was at Nil and AUD $4,705 as of December 31, 2024. and December 31, 2023, respectively.

12. In 2020, Proud Mary Cafe Pty. Ltd. entered into a loan agreement for the acquisition of Coffee Machines - Synesso, with Capital Finance Australia Limited with a loan amount of AUD $51,783 payable in 60 months. The outstanding balance was at AUD $2,986 and AUD $14,464 as of December 31, 2024 and December 31, 2023, respectively

13. In October 2024, Proud Mary Aura, LLC acquired a new vehicle - Ford 2023, on account at $38,795.

Convertible Notes: In June 2017, Proud Mary Coffee Roasters Pty. Ltd., entered into two (2) convertible note agreements for the purpose of funding operations in the amount of US$37,500 each. Loan term is seven (7) years with an interest on the notes of 5.50%. On or before the Maturity Date, Lender may, by delivery of written notice to Borrower, convert all outstanding interest and principal due under the Note into equity securities of the parent of Borrower, which is Proud Mary Coffee USA, LLC, issued at a conversion price per unit equal to the quotient of US $3,750,000 divided by the aggregate number of outstanding Equity Securities as of immediately prior to the Conversion. These notes were converted during the year 2024.

NOTE 6 – EQUITY

The Company is structured as a limited liability Company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. Below is the summary of control percentage as of December 31, 2024.

	TOTAL INCLUDING CHANGE IN CONTROL		
CLASS F TOTALS	**Shares**		**TOTAL**
	Units	Percentage Interest	
NH	500,000	44.33%	39.35%
SH	500,000	44.33%	39.35%
PPL	60,000	5.32%	4.72%
PT	12,712	1.13%	1.00%
LG	7,151	0.63%	0.56%
BH	3,600	0.32%	0.28%
F, LLC	20,292	1.80%	1.60%
AO	1,858	0.16%	0.15%
EB	11,056	0.98%	0.87%
JH	11,167	0.99%	0.88%
CLASS F TOTALS	**1,127,836**	**100.0%**	**89%**
	Change in Control Bonus		
		Percentage Interest	
ML	Employee	3.00%	3.00%
AD	Employee	3.00%	3.00%
WB	Advisor	2.50%	2.50%
LG	Employee	0.50%	0.50%
AL	Employee	1.50%	1.50%
BR	Employee	0.75%	0.75%
TOTALS		**11%**	**11%**

Classes of Members

Each Member's Membership Interest shall be denominated in units (each a "Unit"). Company initially shall have two (2) authorized classes of Units, designated Class F Units and Class O Units, and Company shall have two (2) classes of Members, the Class F Members and the Class O Members. The ownership by a Member of Class F Units or Class O Units shall entitle such Member to items of income, gain, loss or deduction, and distributions of cash and other property, as set forth in Article.

Mandatory Dissolution

The Company shall be dissolved immediately upon the first to occur of the following events:

(a) the sale of all or substantially all of Company's assets and conversion of the purchase price for such assets into cash when the provisions of Section 9.2 have been met;

(b) the entry of a decree of judicial dissolution pursuant to Section 18-802 of the Act, as amended from time to time, and any succeeding law; or

(c) the approval of the Manager and the Class F Majority.

Discretionary Dissolution

The Company may be dissolved, at the sole discretion of the Manager, at any time after the sale of all or substantially all of Company's assets; provided that in the absence of approval by Manager prior to such date, Company shall be dissolved thirty-six (36) months following the date of such sale.

Winding Up

Upon the dissolution of Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of Company.

Distributions-in-Kind

Any non-cash asset distributed to one or more Members shall first be valued at its fair market value to determine the Net Profits or Net Losses that would have resulted if such asset were sold for such value. Such Net Profits or Net Losses shall then be allocated among the Members pursuant to Article IV, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged to the Capital Account of each Member receiving an interest in such distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that such Member assumes or takes subject to). The Designee shall reasonably determine the fair market value of such asset.

Treatment as a C-Corporation

The Company elects to be treated as an association taxable as a corporation for federal and state income tax purposes in accordance 26 CFR 301.7701-3 and the Members shall cooperate in Company's election to treat the Company as an "C corporation" by filing IRS Form 8832 – Entity Classification Election on behalf of the Company pursuant to the Code (the "C-Corp Election"). From and after the effective date of the C-Corp Election, the Company shall be an "C corporation" for federal and state tax purposes. Notwithstanding the foregoing, the Members intend the Company to be a limited liability company under the Act, and that they be members of a limited liability company and not shareholders in a corporation. No Member shall take any action inconsistent with the express intent of this Section 3.1.

Distributions of Available Cash

The Available Cash of the Company shall be distributed to the Members, as and when determined by Manager, in proportion to their relative Percentage Interests.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

In 2024, a 11.30% change in control bonus to employees was effected leaving owner members with a total of 88.70% ownership interest.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Excite Customers, Share Stories, Make A Difference

Welcome to Proud Mary Coffee! We're a globally recognized brand, celebrated for pushing boundaries in specialty coffee. With over $100M in lifetime revenue and a decade of 16% average annual growth, Proud Mary Coffee plans to expand its footprint in the $47B U.S. specialty coffee market.* Our commitment to quality, sustainability, and the stories behind every cup has earned us a loyal customer base, thriving wholesale partnerships, and recognition as a leader in the specialty coffee industry. Proud Mary Coffee aims to transform the way the world experiences coffee, one extraordinary cup at a time.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



LIFETIME $100M REVENUE
AUS USA
PROUD MARY
COFFEE ROASTERS
THE WORLD'S 100 BEST COFFEE SHOPS
FAMILY-OWNED
WORLD CLASS CAFES
QUALITY OBSESSED COFFEE
ELEGANT AF

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

Invest Now
5.0% Interest Rate

MIN INVEST $500

VALUATION CAP $60M

REASONS TO INVEST

Pioneering Exceptional Coffee Experiences: Globally recognized as one of the Top 50 Roasters and Top 100 Cafes worldwide, Proud Mary is a leader in delivering authentic, high-end experiences that blend food, coffee, and community. With over 2,500 weekly visitors, each of our US cafés are hubs for connection, creativity, and productivity.

Resilient Growth With Demonstrated Success: With over $14M in annual revenue in 2024 and 15 years of leadership experience, we have been on a remarkable growth trajectory. Our multi-channel 'symbiotic growth' model — combining cafés, wholesale partnerships, and e-commerce — has generated consistent, profitable growth, with a 16% average annual revenue increase, and 25% growth in our wholesale and D2C channels.**

A Brand With Purpose & Global Recognition: We're not just in the coffee business; we're on a mission to make coffee better for everyone involved. Coffee is a limited natural resource, and Proud Mary is helping to disrupt the hospitality industry with a model built on sustainability, quality, and equitable practices. We've developed deep, meaningful relationships with over 100 coffee producers, ensuring that our coffee is as exceptional as the people who grow it.

*These statements are forward-looking and based on current expectations; actual results may vary due to risks and uncertainties.
**Past growth does not guarantee future performance.

TEAM



Nolan Hirte • Founder, Managing Member, Director & Co-CEO—Austin, Texas

Nolan is one of the most recognized figures in specialty coffee. A global thought leader and pioneer in quality coffee, Nolan is known for his boundary-pushing approaches to producer relationships, never-before seen execution of consumer retail concepts and hospitality experiences that blow minds.

Nolan has passionately led Proud Mary Coffee from the first Melbourne café to a global business celebrated for its enduring impact on coffee from producers through to customers.

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Amy Davis • Managing Member & Global CFO

Amy has been an integral part of Proud Mary for 8 years, having joined the company prior to its expansion into the United States. With a profound understanding of the business and a genuine passion for the hospitality industry, she has been instrumental in driving the company's growth from $4M to $14M in 2024. Throughout this journey, Amy has demonstrated exceptional leadership in maintaining financial discipline and ensuring stability, even amidst international expansion and the challenges of a global pandemic. She is also a qualified Chartered Accountant.

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Matt Lounsbury • President PMC USA - Portland, Oregon

With PMC 5 years, Matt is responsible for day-to-day operations in in the US, and oversees the Proud Mary brand globally. Matt has been a key driver of US expansion, rapidly accelerating the growth of PMC's business nationally, including revenue growth multiple new channels, supported by Oregon and TX roasteries. Matt previously served as Stumptown Coffee's Executive Vice President from 2011 to 2017 and was responsible for Stumptown's meteoric growth and day to day operations nationally. At Stumptown, Matt helped grow the business from $5m to $50M, opened 10 cafés, 3 roasting markets in 6 different cities outside of Portland.

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Shari Hirte • Founder & Director—Austin, Texas

A Co-founder in Proud Mary, Shari plays a critical role in all aspects of design and brand and is an integral part of what sets Proud Mary's cafes, packaging and overall brand apart. With a background in photography, and a keen aesthetic, Shari's dedication to detail is a key driver in the company's best in class aesthetics and industry leading storytelling. Whether helping design the interiors of the Cafés or getting PMC future packaging just right, Shari is at the heart of how we show up.

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Lindsay Goodrich • VP, Global Head of Retail— Boise, Idaho

Lindsay leads the global retail network of Proud Mary Coffee. He started as a barista in the first Melbourne cafe, before moving to the U.S. to help establish Portland, and then Austin. Lindsay has been with Proud Mary Coffee for 10 years and oversees all aspects of day-to-day Café operations as well as new café rollouts.

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Jamin Hirte • Board Chairman & Co-CEO—Perth, Australia

Jamin is an experienced corporate executive formally educated at Harvard Business School. His role at PMC is to bring strategic alignment for the growing team, while ensuring the business continues to embrace the and curiosity that makes it truly special. He has been involved with PMC since inception, beginning as an informal advisor to Shari and his brother, now sharing CEO duties with Nolan and Chairing the company, enabling a healthy balance of structure and creativity.

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Alex Lees • VP PMC AUS — Melbourne, Australia

A lifelong coffee obsessive and licensed Q-Grader, Alex is the key leader for our Australian operation and global eCommerce teams. He combines over a decade of experience in running specialty cafés and multi-channel roasteries in highly competitive markets with a passion for sharing the stories of extraordinary coffee producers.

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$100M LIFETIME REVENUE


CNN
"...Melbourne's Proud Mary a "standout" café, which also ranked fourth on the world's 100 best coffee shop list."
READ MORE
COFFEE
PROUD MARY
ROASTERS


The Oregonian
Ranking of the best coffee shops in the world includes a couple Portland spots
READ MORE

THE PITCH

Family-Owned & Coffee-Obsessed

OUR STORY
FULL NOISE SINCE 2009







MELBOURNE 2009
Proud Mary was founded in 2009 by husband and wife Nolan and Shari Hirte. Along with a small handful of folks in Melbourne, Proud Mary became a household name in Australia and is widely associated with igniting the global Australian Cafe' movement.

PORTLAND, OR 2017
Nolan and Shari came to the US in 2017, opening a flagship cafe and roastery in Portland, OR - brinigng something disruptive and world class to the heart of 'coffee country'.

AUSTIN, TX 2022
Going where the business goes, the Hlrte family moved to Austin, TX in 2020 to open the Cafe to the broader market. The family calls Austin home but keeps one foot in Oregon with a 'summer home' in Tillamook. They are loving the US and excited about sharing more Proud Mary locations with a growing market around the US!



ONE OF THE BEST COFFEE SHOPS ON THE PLANET – NOW BREWING SOMETHING EVEN BIGGER


THE WORLD'S 100 BEST COFFEE SHOPS 2025
4
PROUD MARY COFFEE
AUSTRALIA

NO.4: WORLD'S BEST COFFEE SHOPS
PROUD MARY CAFE - MELBOURNE

Proud Mary Coffee just placed #4 in the world in the 100 Best Coffee Shops ranking! This award recognizes the best coffee shops on the planet, judged on coffee quality, barista expertise, customer service, sustainability, innovation, and more. Decided by public votes and a panel of specialty coffee experts, this recognition is a testament to the passion, skill, and dedication of our team. We're beyond proud to be named among the best! (Source)

EXCITE CUSTOMERS
SHARE STORIES
MAKE A DIFFERENCE


MILESTONES
2009
PMC CAFE AUSTRALIA OPENS
2010
PMC AUSTRALIAN ROASTERY OPENS
2014
ROASTERY EXPANSION & AUNTY PEG'S OPENS
2017
PORTLAND, OR CAFE & ROASTERY OPEN
2022
AUSTIN, TX CAFE OPENS
2024
AUSTIN, TX ROASTERY OPENS
2025
PROUD MARY EXPANDS RETAILS LOCATIONS

WHY NOW? WHY YOU?

Proud Mary has always been about doing things differently, and we're excited to continue pushing boundaries as we expand into new markets. Our presence in Austin is thriving, and we see significant potential for growth — especially as more people become aware of the level of care and quality that goes into every cup of Proud Mary coffee.

With plans to expand our retail footprint and continue building on our existing wholesale and D2C success, the opportunity to join us is significant. Our team, with a combined 75 years of experience across coffee, hospitality, and business, is more driven than ever to scale and lead the way. We've created a brand that's fun, exciting, and highly respected in the coffee world. If you're ready to be part of a movement that's changing the future of coffee, now is the time to join us.


ONE-OF-A KIND, PRODUCT RANGE – 'MILD TO WILD'
TRUE BLUE
FAIRY TALE
INTER-GALACTIC
MILD
CURIOUS
WILD
DELUXE

THE OPPORTUNITY



A 'FAST- FINE' PMC EXPERIENCE

- A fast casual approach with refined quality
- A smaller footprint to rapidly engage/serve customers
- Increasing demand for "fast-fine", craft coffee and delicious/authentic food
- Enhanced profitability with decreased lead times and lower operating costs
- Accelerated access to PMC's B2B and D2C channels

PMC GO > IS PLANNED TO LAUNCH IN AUSTIN, TX IN 2025

The cafes will offer a compact yet premium version of everything we love at PMC, tailored to fast-paced city life. 'PMC GO' is a 'fast-fine' format for communities ready for high quality and elevated, yet simple and convenient coffee and food experiences.

Disclaimer: Planned future locations and timelines are subject to change and depend on various factors, including market conditions and operational considerations.





REFINED & EXPERIMENTAL APPROACH THAT HITS DIFFERENT

Supported by fast-growing B2B and e-com channels, PMC is raising capital to open more Cafes, starting in Austin, TX. Our goal is to deliver a high quality coffee and food experience to one of the country's fasest-growing markets with a smaller-footprint, and highly accessible format.

This statement reflects current plans and is forward-looking; actual outcomes may differ due to risks and uncertainties.

**Planned future locations and timelines are subject to change and depend on various factors, including market conditions and operational considerations.*

**These statements reflect current plans and is forward-looking; actual outcomes may differ due to risks and uncertainties.*


EBITDA
23%
$414,000
COGS
36%
$648,000
OVERHEAD
15%
$270,000
WAGES
26%
$468,000

REPRESENTATIVE BREAKDOWN • REVENUE: $1,800,000

THE MARKET & OUR TRACTION

Expanding Melbourne and Portland Coffee Culture in a Multi-Billion Dollar Market

Proud Mary Coffee is part of the specialty coffee market, which continues to grow as consumers crave high-quality coffee and memorable food experiences. Our flagship locations in Portland and Austin anchor us in trend-setting communities where quality and authenticity are valued.

PMC's success speaks through impressive numbers: $14 million in revenue in 2024, 25% global annual growth in B2B sales, and a thriving "Deluxe" subscription model that drives consistent recurring revenue. With our cafés thriving and e-commerce rapidly expanding, we're ready to reach new customers and establish PMC as a top choice for high-quality coffee in the U.S. market.

STEADY GROWTH
TOTAL COMPANY SALES


$16,000,000
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
MELBOURNE ROASTERY AND AUNTY PEGS OPENS
PORTLAND CAFE AND ROASTERY OPEN
AUSTIN CAFE OPENS
AUSTIN ROASTERY OPENS

LONG RANGE GROWTH

- **2023** — 1ST FULL YEAR OF AUSTIN CAFE
- **2024** — AUSTIN ROASTERY OPENS
- **2025** — 1ST PMC NEW RETAIL LOCATION OPENS
- **2026** — 3 RETAIL LOCATIONS OPENED FOR A FULL YEAR
- **2027** — 5 RETAIL LOCATIONS OPENED FOR A FULL YEAR
- **2028** — 6 RETAIL LOCATIONS OPENED FOR A FULL YEAR



**These are planned future locations and timelines are subject to change. Please refer to our future projections disclaimer at the end of the page.*

LOCATIONS


PDX CAFÉ AND ROASTERY
ATX CAFÉ AND ROASTERY
MELBOURNE CAFÉ AND ROASTERY

TOTAL BUSINESS MIX

BY CHANNEL


50%
40%
30%
20%
10%
0%
E-COMMERCE
RETAIL (CAFES)
B2B WHOLESALE

OUR UNIQUE APPROACH

ELEGANT AF, DETAILS, EXPERIENCE

We blend the innovative spirit of Melbourne's coffee culture to create a refined yet experimental approach to our food, beverage, and service.


MELBOURNE BORN
PORTLAND & AUSTIN MADE


BRAND FRIENDS
PARTNERSHIPS & COLLABORATIONS
RIVIAN
YETI
snow peak
xbloom
FELLOW
CUP OF EXCELLENCE
Specialty Coffee Association
BEST OF PANAMA
LOVE

WHY INVEST

The coffee market is shifting—prices are rising, and consumers are getting pickier. They'll pay more, but only for the best. That's where we shine.

We're building the future of "fast-fine" coffee—high-quality, ultra-convenient, and made with intention. If you believe in quality like we do, now's the time to get in. Let's go.



JOIN THE PMC CREW >

Meaningful connections are at the heart of what we stand for. We want to blow minds with quality, change lives through genuine relationships with producers, and always see the value in paying more along the way. Our curiosity drives us to source and create the best coffee and food out there.

FAMILY OWNED > QUALITY OBSESSED, INDUSTRY LEADER

Investing in PMC means joining a brand that joyfully nerds out on the product, the people, and the process that brings it all together. With up to $1.235 million in potential new funding, PMC plans to expand its café footprint and further grow its U.S. presence, with the goal of bringing specialty coffee and authentic stories to more communities.





INVEST IN QUALITY > INVEST IN PROUD MARY!

At Proud Mary Coffee, we don't mess around when it comes to quality. It's in everything we do—from the way we source our ingredients to the way we serve up coffees that change lives. People know us for it, and they trust us to deliver.



CONSUMPTION & INNOVATION ARE THROUGH THE ROOF RIGHT NOW...

'The number of American adults who have had coffee in the past day has increased by 37% since 2004, putting past-day coffee consumption at its highest level in 20 years...."

"...MORE THAN ANY OTHER BEVERAGE, INCLUDING TAP WATER."

LEADING THE NEXT WAVE - ONE ROOTED IN HIGH-QUALITY EXPERIENCES

Whatever happens next in specialty coffee is going to be influenced by what Proud Mary Coffee helped ignite!





PUNCHING ABOVE OUR WEIGHT AS A BRAND

We are globally recognized at a size and scale far beyond our business today.

HEAVY HITTING UNTAPPED POTENTIAL

Our earned media and exposure over the years is significant and underlevereaged.

INVEST IN 'FAST-FINE', HIGH-QUALITY, HIGHEST-QUALITY CONVENIENCE FOR A GROWING MARKET...

—JOIN PROUD MARY COFFEE!

Looking for more investment options in the F&B space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS
2012 NE Alberta St, Portland, OR 97211
Portland, OR 97211

WEBSITE
View Site

Welcome to Proud Mary Coffee! We're a globally recognized brand, celebrated for pushing boundaries in specialty coffee. With over $100M in lifetime revenue and a decade of 16% average annual growth, Proud Mary Coffee plans to expand its footprint in the $47B U.S. specialty coffee market.* Our commitment to quality, sustainability, and the stories behind every cup has earned us a loyal customer base, thriving wholesale partnerships, and recognition as a leader in the specialty coffee industry. Proud Mary Coffee aims to transform the way the world experiences coffee, one extraordinary cup at a time.

TERMS

Proud Mary Coffee

Overview

INTEREST RATE
5.0%

VALUATION CAP
$60M

MATURITY DATE
May 31, 2028

FUNDING GOAL
$15K - $1.24M

DEADLINE
May. 27, 2025 at 11:04 PM UTC

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
The same class and series of equity securities issued in the Qualified Financing

CONVERSION TRIGGER
$5,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$4,658,695	$4,485,683
Cash & Cash Equivalents	$252,515	$334,989
Accounts Receivable	$372,531	$394,458
Short-Term Debt	$1,635,659	$1,418,036
Long-Term Debt	$2,007,216	$1,794,592
Revenue & Sales	$14,027,196	$13,768,579
Costs of Goods Sold	$9,702,709	$9,045,526
Taxes Paid	$0	$0
Net Income	-$411,841	-$486,458

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive The same class and series of equity securities issued in the Qualified Financing in Proud Mary Coffee. The amount of The same class and series of equity securities issued in the Qualified Financing you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $60,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive The same class and series of equity securities issued in the Qualified Financing equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Notice of Joinder to Company Operating Agreement upon Conversion

Upon conversion of this Note into equity securities, Reg CF investors will be required to join Proud Mary Coffee USA LLC as Members in accordance with the terms of the Company's Second Amended and Restated Limited Liability Company Agreement. A full copy of the Convertible Promissory Note and the Second Amended & Restated Limited Liability Company Operating Agreement are provided as Exhibit F to this Form C and should be reviewed carefully before investing.

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $2,500+ within the first 2 weeks | receive 3% addition to base discount rate

Early Bird 2: Invest $5,000+ within the first 2 weeks | 4% addition to base discount rate

Early Bird 3: Invest $10,000+ within the first 2 weeks | 5% addition to base discount rate

Early Bird 4: Invest $20,000+ within the first 2 weeks | 10% addition to base discount rate

Early Bird 5: Invest $50,000+ within the first 2 weeks | 15% addition to base discount rate

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 5% addition to base discount rate

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 5% addition to base discount rate

Amount-Based Perks

PMC HUMBLER: $500+ | Receive a 3-month (1 x 250gm bag per month) "Humbler" Coffee Subscription.

PMC MILD: $1,000+ | Receive a 6-month (1 x 250gm bag per month) "Mild" Coffee Subscription.

PMC CURIOUS: $5,000+ | Receive a 12-month (1 x 250gm bag per month) "Curious" Coffee Subscription (specialty & seasonal coffees), 10% off all online coffee orders for 12 months, and 3% addition to base discount rate.

PMC WILD: $10,000+ | Receive a 12-month (1 per month) "Wild" Subscription (featuring exceptional, micro-lots), a custom Comandante hand grinder, 10% off all online coffee orders for 12 months plus 5% addition to base discount rate.***

PMC DELUXE: $25,000+ | Join us at one of PMC cafes for an exclusive tasting experience and breakfast with a Founder (up to 4 people, travel not included**), receive a 1-year "Deluxe" Subscription (featuring ultra-premium rare and exotic coffees), a custom Comandante hand grinder, 20% off all online coffee orders for 1 year, “Lifetime Discount” (10%) on all in-store/cafe purchases and 8% addition to base discount rate.***

PMC LIFER: $50,000+ | Join us at one of PMC cafes for a private tasting experience and breakfast with a Founder*, OR a once in a lifetime coffee origin trip to hear the stories and meet the wonderful people behind our incredible products**. Receive a 1-year "Deluxe" Subscription (featuring ultra-premium rare and exotic coffees), Custom Proud Mary XBLOOM Pourover Machine + 20% off all online orders coffee for one year, “Lifetime Discount” (10%) on all in-store/cafe purchases, and 10% addition to base discount rate.***

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

*** Travel not included, up to 10 people at a time..*

**** Australia - if perk is not available at the time of, due to logistics will seek suitable replacement of similar value.*

The 10% StartEngine Venture Club Bonus

Proud Mary Coffee USA, LLC will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

PRESS

Robb Report

This Roaster Is Brewing a $150 Cup of Coffee, but Only a Few Lucky People Will Be Able to Taste It

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Oregon Live

Five of the best 100 brunch spots in the country are right here in Oregon

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Roastful

Top 100 Roasters of 2024

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Daily Coffee News

Proud Mary Coffee Selling Best of Panama Winner for $150 Per Cup

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CNN

'World's best' coffee shop for 2025 named

View Article

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What is the difference between Regulation Crowdfunding and Regulation A+?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Scene Intro

Hey guys, you're here with Nolan from Proud Mary.

We are a globally recognized coffee company that started in Melbourne, Australia.

We've been around now 15 years, really pushing what coffee can be, changing the way people think about it, sharing some incredible moments over food and coffee, and taking those special moments and bringing them to the US, and sharing how special breakfast and coffee could be to us in the Australian format.

We really have been trying to find ways that we can change the way that people think about coffee and to really value it properly. And on that journey, there's been many hurdles then going and doing it.

Scene PMC Story & Milestones

In 2009, we opened our flagship Melbourne Café and were immediately recognized as one of Melbourne's top coffee destinations (multiple sources).

7 Years ago, we decided to bring these experiences to the US and share just how special breakfast and coffee can be.

Opening up a flagship Cafe and roastery in Portland, Oregon. Then in 2022, we continued our journey of creating architecturally recognized spaces with stunning design by opening a cafe in Austin, Texas.

We've seen a strong interest in our products and worked hard to meet the growing demand from customers that value quality.

From Austin, we also roast locally as we continue our growth Nationally, expanding our base of cafe, wholesale and home consumers that share our love for exceptional coffee.

Some numbers for you:

Melbourne's flagship ranked number four in the world's 100 best coffee shops list for 2025.

We had an annual growth rate of 20% globally between 2013 and 2023, 25% across our thriving B2B and Direct to Consumer Channels over that same time period.

The company has achieved $13.74m in annual revenue in financial year of 2023 and is now approaching lifetime revenue of $100 million.

with an average of 2500 guests weekly & 130,000 annually.

Global headlines with our Black Jaguar Geisha coffee, selling cups for $150 USD each and earning 800 million in unpaid media impressions.

CLIP FROM NEWS SOURCE:

Proud Mary Coffee Roasters is bringing some of the world's best coffee to Austin...

We've continued to push the boundaries of what's possible with retail coffee through our deluxe coffee menus that read like wine lists, serving amazing coffees alongside incredible breakfast.

We really for the first time ever would love to call on your help for us to continue to make this dream happen. The next steps for us are to launch what we would call PMC Go. It's a really simple, approachable format of all the things that we love at Proud Mary. This format, we feel comfortable that we can nail it and do an amazing job to a really high standard.

From the incredible food to the drinks, our idea is a simple, a simple format that is in a neighborhood closer to you.

Scene Brand Values

For us, coffee is about more than coffee — it's about fun, innovation, relationships, and education.

SCENE Our Work with Producers

We've always believed in showcasing the potential of coffee, from farm to cup. It's about honoring the people behind it and sharing their stories with the world. And it's about creating spaces where coffee and food come together to inspire and connect people.

Wherever we can, we want to change lives through genuine relationships with farmers, pay more for exceptional quality and blow minds with results in the cup.

SCENE START ENGINE/ CALL TO ACTION

By joining our crowdfunding campaign, you're helping us build the next chapter of Proud Mary, and with your support, we can take our coffee, our culture, and our commitment to quality to new heights.

Proud Mary has always been about more than coffee. It's about the amazing food, the people, relationships. It's about creating something meaningful, something that lasts.

We're really going to need your help to make this happen and we'd love to bring it to life. Come get behind us as we launch in the next steps of Proud Mary. This is an opportunity now for you to get involved and get behind it and help make something cool happen so that we can all enjoy.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure</u>.

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) <u>Special provisions for cryptocurrency payments</u>**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, RNB Capital LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the

Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000, or

(iii) Subscriber is an accredited investor, as defined in Regulation D under the Securities Act, and therefore is not subject to investment limits under Section 4(a)(6) of the Securities Act.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Joinder to Company Operating Agreement. The Subscriber further acknowledges and agrees that, upon conversion of the Convertible Promissory Note into equity, they will be admitted as a Member of the Company and become bound by the terms of the Company's Second Amended and Restated Limited Liability Company Agreement, a copy of which is attached as Exhibit F to the Form C.

(h) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on May 31, 2027 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells equity securities to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then the outstanding principal and unpaid accrued interest under this Note shall automatically convert into the same class and series of equity securities issued in the Qualified Financing, at a conversion price equal to the lesser of: (i) %%DISCOUNT_RATE%% of the per share price paid by the Equity Investors in the Qualified Financing or (ii) the price equal to the quotient of $60,000,000 divided by the aggregate number of outstanding units of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock based on a pre-money valuation of $60,000,000.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in a Qualified Financing or upon a Sale of the Company, the outstanding principal and unpaid interest shall become due and payable on the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of Investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

PROUD MARY COFFEE USA, LLC,

a Delaware Limited Liability Company

Dated and Effective

March 1, 2025

THE UNITS DESCRIBED IN THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENTHAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE LAW AND MAY NOT BE SOLD OR TRANSFERRED (A) IN ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE LAW OR EXEMPTIONS FROM REGISTRATION THEREUNDER AND (B) IN COMPLIANCE WITH THE PROVISIONS SET FORTH IN THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

TABLE OF CONTENTS

EXHIBITS

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
PROUD MARY COFFEE USA, LLC,
a Delaware Limited Liability Company

This Second Amended and Restated Limited Liability Company Agreement, dated and effective March 1, 2025, is made among the Persons whose signatures appear on the signature page hereof.

RECITALS

WHEREAS, the Company was formed as a limited liability company under the Act pursuant to the filing of a Certificate of Formation with the Delaware Secretary of State on May 2, 2016 and organized pursuant to an Limited Liability Company Agreement dated effective the same date therewith (the "***Initial Agreement***");

WHEREAS, the Company and its Members amended and restated the Initial Agreement to provide for certain additional investor rights and new classes of units as set forth in the Amended and Restated Limited Liability Company Agreement dated as of January 1, 2020 (the "***First Amended Agreement***");

WHEREAS, the Company and its Members now desire to amend and restate the First Amended Agreement to (i) provide for management pursuant to a Board, and to appoint members of the Board, (ii) create a new class of Units in connection with the offer and sale of such Units to certain investors, (iii) create a new class of incentive Units to be awarded to key employees and other participants in the success of the Company, and (iv) make certain other changes as set forth herein; and

WHEREAS, Section 14.2 of the First Amended Agreement provides that the First Amended Agreement may generally be amended with the written consent of the Class F Members holding a Supermajority Interest.

AGREEMENT

NOW, THEREFORE, the undersigned Members hereby consent to and agree that the Fourth Amended Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

I. FORMATION

1.1 Name. The name of the Company is Proud Mary Coffee USA, LLC.

1.2 Purpose. The purpose of Company is to operate the Business and all businesses related to the Business and to own the assets thereof. Company shall possess and may exercise all powers necessary or convenient to the conduct and promotion of Company's business or activities.

The Board shall have the authority to cause Company to qualify itself to do business in any jurisdiction.

1.3 Term. The term of the Company shall continue perpetually, unless the Company is earlier dissolved in accordance with Article IX.

1.4 Principal Place of Business. The principal office of Company shall be at such place as the Board may designate from time to time, which need not be in the State of Delaware. Company may select or change its principal office or have such other offices as the Board may designate from time to time.

1.5 Registered Office and Registered Agent. The Company's registered agent and the address of its registered office are as follows:

Name	Address
Vcorp Services, LLC	1013 Centre Road, Suite 403-B, Wilmington, Delaware 19805

The registered office and registered agent may be changed, upon compliance with the applicable provisions of the Act, by the Board from time to time.

1.6 No Personal Liability. Except as otherwise required by the Act or this Agreement, all debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager, shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or acting in those respective capacities.

II. DEFINITIONS

2.1 Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"***Act***" means the Delaware Limited Liability Company Act, Title 6 of the Delaware Code, Sections 18-101 *et seq*., as the same may be amended from time to time.

"***Affiliate***" means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling fifty-one percent (51%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any officer, director, general partner, trustee, or holder of fifty-one percent (51%) or more of the voting interests of any Person described in clauses (i) through (iii). For purposes of this definition, the term "controls," "is controlled by" or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"***Agreement***" means this Second Amended and Restated Limited Liability Company Agreement, as originally executed and as amended from time to time.

“***Business***” means the business of owning and operating a hospitality brand specializing in coffee, cafes and coffee related products and services under the Mark or any other trademark or trade name as determined by Board from time to time

“***Class CF Units***” means those Units designated as Class CF Units.

“***Class CF Member***” means a Member holding Class CF Units.

“***Class E Member***” means a Member holding Class E Units.

“***Class E Units***” means those Units designated as Class E Units.

“***Class F Member***” means a Member holding Class F Units.

“***Class F Units***” means those Units designated as Class F Units.

“***Code***” means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

“***Company***” means the limited liability company governed by this Agreement.

“***Contribution***” means the amount of cash (and cash equivalents) and the fair market value of any other property contributed by a Member to the capital of the Company (net of any liabilities assumed by the Company in connection with the contribution or to which the contributed property is subject), whether or not such contribution was made pursuant to an agreement to purchase new Units or occurred or is occurring pursuant to agreement.

“***Convertible Notes***” mean promissory notes issued by the Company that are convertible into Units.

“***Conversion Event***” means the filing of a Certificate of Conversion under the Act from a limited liability company to a business corporation pursuant to Section 265 of the General Corporation Law of the State of Delaware.

“***Distributable Cash***” means, with respect to any relevant period, the amount, reasonably determined by the Board, equal to the excess, if any, of (i) the total cash receipts of the Company for such period, exclusive of Contributions or loans to the Company, and the amount of any reduction in Reserves, over (ii) the sum of amounts required for the payment of any expenses of the Company, the repayment of any borrowings of the Company, and amounts set aside for the creation of or addition to Reserves. Distributable Cash shall not include proceeds from the sale of all or substantially all of the assets of the Company or any other sale made in connection with the liquidation of the Company.

“***Fiscal Year***” means the calendar year (or part thereof in the case of the Company’s first and last taxable year), or such other year as is required by Code Section 706.

"***Joinder Agreement***" means the Form of Joinder to Second Amended and Restated Limited Liability Company Agreement in the form attached as Exhibit C, or in such other form as may be approved by the Board.

"***Majority Percentage Interest***" means the vote, approval, consent or other action of Members entitled to act holding more than fifty percent (50%) of the outstanding Voting Units, voting collectively as a single class, held by such Members as of the date on which the event triggering the vote, approval, consent or other action of Members occurs.

"***Manager***" means a Person designated as a Manager pursuant to Section 5.1.2 or 5.1.3.

"***Mark***" means the service mark, trademark and trade name "Proud Mary" and any other service mark, trademark or trade name owned, licensed or controlled by Company or any Subsidiary, whether registered or unregistered and all goodwill associated thereto.

"***Member***" means each Person who executes a counterpart of this Agreement as a Member and each Person who may hereafter be admitted to the Company as an additional Member or substituted Member in accordance with the provisions of this Agreement. To the extent the context requires, references to "Member," "Class CF Member," "Class E Member," or "Class F Member" in provisions of this Agreement shall be deemed to include any Assignee who holds Units (or an interest therein) entitling him, her or it.

"***New Conversion Securities***" means shares or other equity interests issued by the Company pursuant to a conversion under the Act from a limited liability company to a business corporation as provided in the Section 265 of the General Corporation Law of the State of Delaware.

"***New Securities***" means any Units of the Company whether now authorized or not, any rights, options or warrants to purchase Units and any debt or class of Units of the Company which is convertible into Units (or which is convertible into a security which is, in turn, convertible into Units); provided that the term "New Securities" does not include (i) debt which is not by its terms convertible into Units; (ii) Units issued as a distribution to all Members pro rata or upon any subdivision or combination of Units, in each case, which distribution, subdivision or combination is approved by the Board; (iii) any Class E Units granted to employees, consultants or other service providers of the Company; and (iv) Units issued to selling persons in connection with the acquisition of another limited liability company or other entity (whether by merger, purchase of all or substantially all assets or otherwise) by the Company or any subsidiary that has been approved by the Board.

"***Percentage Interest***" means, with respect to each Member, the percentage determined based on the ratio that the number of Units held by such Member bears to the total number of outstanding Units at such time.

"***Person***" means any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

"***Reserves***" means, with respect to any relevant period, funds set aside or amounts allocated during such period to reserves which may in the reasonable discretion of the Board be maintained by the Company for working capital and to pay taxes, insurance, debt service, or other costs or expenses of the Company.

"***Regulation***" includes temporary and final Treasury Regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"***Related Party***" means any: (i) employee, officer, Member, or Manager of the Company; and (ii) the members of the respective immediate family of any of the foregoing.

"***Supermajority Interest***" means the vote, approval, consent or other action of the Members holding at least two-thirds (2/3) of the Voting Units as of the date on which the event triggering the vote, approval, consent or other action of Members occurs.

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units.

"***Units***" means Class CF Units, Class E Units, and Class F Units, collectively.

"***Voting Units***" means the Class F Units.

2.2 Other Definitional Provisions. The following terms are defined in the following Sections of this Agreement:

"***Assignee***"	Section 10.5
"***Board***"	Section 5.1.1
"***Confidential Information***"	Section 12.13
"***Covered Person***"	Section 11.1
"***Manager Approval***"	Section 5.1.1
"***Offer***"	Section 10.3
"***Offering Member***"	Section 10.3
"***Offer Period***"	Section 10.3.2
"***Offered Units***"	Section 10.3
"***Permitted Transferee***"	Section 10.2

"***Unit Grant Agreement***" Section 3.2.1

2.3 Interpretation. Defined terms used in this Agreement in the singular shall import the plural and vice versa. Feminine, masculine and neuter pronouns herein shall be construed to refer to any, all, or no gender without specificity. References herein to the term "including" and words of similar import shall be deemed to include the words "without limitation." Capitalized terms used in this Agreement that are not defined in this Article II shall have the meanings specified elsewhere in this Agreement.

III. MEMBERS, CONTRIBUTIONS AND INTERESTS

3.1 Classes of Units and Percentage Interests.

3.1.1 *Classes of Units*. The Company shall have initially (3) classes of Units: Class CF Units, Class E Units, and Class F Units. The rights and privileges of each Class of Units shall be as set forth herein. All references in this Agreement to Units shall include Class CF Units, Class E Units, and Class F Units, except where a reference is specific to Class CF Units, Class E Units, and Class F Units, in which event the reference shall apply solely to that Class of Units.

3.1.2 *Member's Names, Addresses and Percentage Interests*. The name and address of each Member, the number and Class of Units held by such Member and such Member's Percentage Interest, as of the date hereof, shall be set forth on Exhibit A, as amended from time to time.

3.2 Class E Units.

3.2.1 *In General.* The Board shall have the right to cause the Company to issue Class E Units to existing or new employees, consultants or other service providers of the Company pursuant to a written agreement setting set forth the number of Class E Units issued, the vesting of such Class E Units, and other terms regarding such Person's interest in the Company (a "***Unit Grant Agreement***"). The maximum aggregate number of Class E Units the Board is authorized to cause the Company to issue is 25,000 Class E Units, unless a greater or lesser amount is approved by the Board in accordance with Section 5.3 and subject to Section 5.4. Any such Person shall, subject to Section 3.7.3, be admitted as a Class E Member upon the execution of a Unit Grant Agreement, pursuant to the terms and conditions as provided in such Unit Grant Agreement. With respect to any such Class E Unit (any such Unit, a "**Compensatory Unit**"), (A) the grant (or vesting) of such Compensatory Unit will be taxable to the recipient thereof in accordance with Code Section 83, and (C) at the time of issuance shall include the amount included in the Member's compensation income under Sections 83(a), 83(b) or 83(d)(2) of the Code.

3.2.2 *Voting Rights.* Class E Units shall have no voting rights.

3.3 Class CF Units.

3.3.1 *Class CF Units.* The Board shall have the right to cause the Company to issue or sell additional Class CF Units, whether pursuant to a Contribution or upon conversion of a the Company's Convertible Notes, to any Person at such times and for such Contributions as the

Board determines, and any such Person admitted to the Company as an additional Member pursuant to Member pursuant to Section 3.8 shall have the rights and obligations of a Class CF Member as set forth in this Agreement.

3.3.2 *Voting Rights.* Class CF Units shall have no voting rights.

3.3.3 *Conversion.* Upon the occurrence of a Conversion Event, each Class CF Member shall have the obligation, to convert all, but not less than all, of its Class CF Units into the New Conversion Securities resulting from such Conversion Event. Upon conversion, the Class CF Member shall receive such New Conversion Securities as is issued by the Company as a result of the Conversion Event, with such interests to be approximately equivalent in overall percentage of ownership and rights as the Class CF Units prior to the Conversion Event.

3.4 Class F Units. Each Class F Member has made the Contribution set forth opposite his, her or its name on Exhibit A, and shall be deemed to own the number of Class F Units set forth therein, as amended from time to time.

3.5 Participation Right.

3.5.1 The Company hereby grants to each Member holding Class F Units (each such Member, a "***Participation Rights Member***") the right to (i) purchase up to that number of New Securities equal to the number of New Securities which the Company, from time to time, proposes to sell or issue following the date hereof, which equals the proportion that the Units then held by such Participation Rights Member bears to the total Units then held by all Participation Rights Members, and (ii) for each Participation Rights Member that has elected to purchase or acquire all the Units available to it as calculated in clause (i) of this Section 3.8.1 (each, a "***Fully Exercising Member***"), the right to purchase or acquire, in addition to the number of Units calculated in accordance with this Section 3.8.1, up to that portion of the New Securities for which Participation Right Members were entitled to subscribe but that were not subscribed for by the Participation Rights Members which is equal to the proportion that the Units then by such Fully Exercising Member bears to the Units then held, by all Fully Exercising Members who wish to purchase such unsubscribed New Securities. Notwithstanding anything to the contrary, the rights granted in this Section 3.5 shall not be applicable with respect to any Member if, and a Participation Right Member does not include any Member that (a) at the time of the sale of such New Securities, the Member is not an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act of 1933, as amended, and (b) such New Securities are otherwise being offered only to accredited investors.

3.5.2 In the event the Company proposes to issue New Securities, the Company shall give each Participation Rights Member written notice of such proposal, describing the class of New Securities and the price and the terms upon which the Company proposes to issue the same. For a period of ten (10) business days following the delivery of such notice by the Company, the Company shall be deemed to have irrevocably offered to sell to each such Participation Rights Member the number of New Securities calculated in accordance with Section 3.5.1 hereof for the price and upon the terms specified in the notice. Each such Participation Rights Member may exercise its subscription rights hereunder by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

3.5.3 If all of the New Securities set forth in the notice sent in accordance with Section 3.5.2 are not elected to be purchased or acquired, in the ten (10) business day period set forth above, then the Company may, during the six (6) month period following the expiration of the foregoing time period for exercise, offer and sell the remaining New Securities not subscribed for by the Participation Rights Members at a price and upon terms no more favorable to the purchasers thereof than specified in the Company's notice given pursuant to Section 3.5.2. If the Company does not enter into an agreement for the sale of the New Securities within such 6-month period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the rights provided under this Section 3.5 shall be deemed to be revived and such New Securities shall not be offered or sold unless first reoffered to the Participation Rights Members in accordance with this Section 3.5 The closing for any such issuance shall take place as proposed by the Company with respect to the New Securities to be issued, at which closing the purchasing Members shall pay the cash purchase price for the New Securities.

3.6 Class F Anti-Dilution. If the Company sells or issues any New Securities at a price per Unit less than the Class F Issue Price (a "***Dilutive Issuance***"), then, concurrently with such Dilutive Issuance the Class F Issue Price shall be reduced to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula (such price, at each such time of determination, the "***Recalculated Class F Issue Price***"):

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

Where:

"CP_2" means the Recalculated Class F Issue Price in connection with such Dilutive Issuance;

"CP_1" means the Class F Issue Price immediately prior to such Dilutive Issuance;

"***A***" means the number of Units of the Company (other than Class CF Units and Class E Units) issued and outstanding as of immediately as prior to such Dilutive Issuance, provided that, each of the following shall be deemed issued and outstanding as of such date: (a) all authorized Class E Units; and (b) all Units issuable upon exercise, exchange, or conversion of securities issued by the Company;

"***B***" means the number of Class F Units that would have been issued in the Dilutive Issuance if such Class F Units had been issued at a price per Unit equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such Dilutive Issuance by CP_1); and

"***C***" means the number of Units issued in such Dilutive Issuance.

Concurrently with such Dilutive Issuance the Company shall issue to the Class F Members a number of Class F Units equal to the difference between: (a) a quotient the numerator of which is the sum of the Contributions made by the Class F Members with respect to their Class F Units and the denominator of which is the Recalculated Class F Issue Price; minus (b) the Class F Units held by such Class F Members immediately prior to the Dilutive Issuance.

3.7 Additional and Substituted Members.

3.7.1 *Additional Members.* Except as otherwise provided in this Agreement, additional Members shall be admitted only upon consent of the Board.

3.7.2 *Substituted Members.* An assignee other than an existing Member or Permitted Transferee who acquires any Units from a Member shall not be admitted as a substituted Member with respect to such Units without the consent of the Board.

3.7.3 *Agreement to be Bound.* Notwithstanding anything in this Agreement to the contrary, no Person shall become an additional Member or substituted Member unless and until such Person becomes a party to this Agreement as a Member by signing a Joinder Agreement or a Unit Grant Agreement, and executing such documents and instruments as the Board reasonably may request to confirm such Person as a Member and such Person's agreement to be bound by this Agreement.

3.8 No Withdrawal. No Member shall voluntarily withdraw from the Company without the consent of the Board. A withdrawal in violation of this Section 3.8 shall constitute a breach of this Agreement for which the Company and other Members shall have the remedies provided under applicable law.

IV. MEETINGS OF MEMBERS

4.1 Meetings. Meetings of Members are not required, but may be called by a majority of the Managers of the then-current Board of Managers or by Members holding at least a majority of the outstanding Voting Units. No business shall be transacted at any meeting of Members except as is specified in the notice calling such meeting.

4.2 Place of Meetings. The Members or the Managers calling the meeting may designate any place, either within or outside the State of Delaware, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company specified in Section 1.4.

4.3 Notice of Meetings. Written notice stating the place, day and time of the meeting and the purpose for which the meeting is called shall be delivered, in accordance with Section 12.1, not less than ten (10) nor more than fifty (50) calendar days before the date of the meeting by or at the direction of the Members or the Manager calling the meeting, to each Member entitled to vote at such meeting.

4.4 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to any distribution, the date on which notice of the meeting is first delivered or mailed, or the date on which a resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 4.4, such determination shall apply to any adjournment thereof.

4.5 Manner of Acting. The affirmative vote of Members holding a Majority Percentage Interest of all Members holding Voting Units shall be the act of the Members, except as otherwise provided in this Agreement.

4.6 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by the Member's attorney-in-fact or agent appointed in writing. Such proxy or appointment shall be filed with the Company before or at the time of the meeting. No proxy or appointment shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy or appointment.

4.7 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance at a meeting shall constitute waiver of notice of the meeting unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

4.8 Action Without Meeting. Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a consent in writing, describing the action taken, is signed by Members holding a Majority Percentage Interest or such other Percentage Interest as is required by the Act or this Agreement. Such action shall be included in the minutes of the Company's meetings.

4.9 Meetings by Telephone, Etc. Meetings of the Members may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

V. MANAGEMENT

5.1 Management.

5.1.1 *Board of Managers.* Except where the consent of the Members holding Voting Units is required by the terms of this Agreement or by non-waivable provisions of the Act: (a) the business and affairs of the Company shall be managed by a Board of Managers (the "***Board***"); and (b) the Board shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, without a vote in favor of or consent of any of the Members. Except as otherwise provided in this Agreement, in the event that more than one Manager has been appointed, the unamimous vote of the Managers of the Board ("***Manager Approval***") shall be required for the Board to take action. The Managers may delegate primary responsibility for particular business matters among the individual Managers and establish committees as they deem appropriate. Unless expressly and duly authorized in writing to do so by the Board, no individual Manager shall have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf, or to render it liable for any purpose.

5.1.2 *Number of Managers.* The Board shall consist of up to three (3) Managers, or such other number of Managers as may be fixed by Members holding at least a majority of the outstanding Voting Units. The Persons entitled to designate the Managers pursuant to Section 5.1.3 shall appoint the Managers. The Board shall appoint one (1) Manager to serve as the chairman of the Board to conduct the meetings of the Board.

5.1.3 *Composition of Board of Managers.* The Board shall initially be comprised of (i) Nolan Hirte, (ii) Jamin Hirte, and (iii) Shari Hirte.

If notwithstanding this Agreement, the Act is construed to reserve to the Members the right to appoint the Managers, and otherwise, the provisions of this Section 5.1.3 shall be construed to constitute the granting of proxies of by the Members, and such proxies shall be deemed to be coupled with an interest and irrevocable for the term of this Agreement.

Subject to the rights of the Members to remove a Manager for cause in accordance with applicable law, during the term of this Agreement, a Member shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the party entitled to designate the Board Designee.

5.1.4 *Resignation and Removal.* Each Manager shall hold office until such Manager resigns or is removed in accordance with this Section 5.1.4. Any Manager may resign at any time by delivering written notice to the Board, which resignation shall be effective upon delivery thereof unless it specifies a later effective date. The acceptance of such resignation by the Board shall not be necessary to make it effective. A Manager may be removed, with or without cause, only upon the written request of the party entitled to designate such Manager. Except as provided in the preceding sentence, unless the designating party shall otherwise consent in writing, no other Member shall take any action to cause the removal of a designated Manager.

5.1.5 *Vacancies.* In the event that a vacancy is created on the Board due to the death, disability, retirement, resignation or removal of a designated Manager, then the Member who originally designated such Manager shall have the right to designate an individual to fill such vacancy and the Company and each Member (whether in his, her or its capacity as a Member or Manager of the Company or otherwise) hereby agrees to take such actions as may be necessary or desirable within his, her or its control (including, in the case of a Member, by voting all Voting Units owned by such Member or over which such Member has voting control) to ensure the election or appointment of such designee to fill such vacancy on the Board.

5.1.6 *Compensation and Reimbursement.* Each Manager shall be entitled to receive such compensation as may be determined and approved by the Board, provided however that if cash compensation is approved for any Manager for serving as such, then all other Managers who are not also officers of the Company will be entitled to the same cash compensation for serving as a Manager unless otherwise approved by the Board. Each Manager shall be reimbursed for all out-of-pocket expenses such Person incurs on behalf of the Company and in accordance with this Agreement.

5.2 Authority of the Board. Without limiting the generality of Section 5.1, and subject to the provisions of Sections 5.3 and Section 5.4, the Board shall have power and authority to take and perform all actions as may be necessary or appropriate to conduct the business of the Company, unless otherwise provided in this Agreement or by law, including, without limitation, the following:

(a) borrow money and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(b) purchase liability and other insurance to protect the Company's property and business;

(c) subject to Section 5.3(f), acquire, improve, manage, charter, lease, operate, sell, transfer, exchange, encumber, pledge or dispose of any real or personal property of the Company;

(d) invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper or other short-term investments;

(e) execute instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, limited liability company agreements and operating agreements of other limited liability companies, and any other instruments or documents necessary or appropriate, in the opinion of the Board, to the business of the Company;

(f) engage accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(g) from time to time, open bank accounts in the name of the Company;

(h) do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Notwithstanding the foregoing, the Board shall not have the authority to take any action that requires the approval of the Members under the terms of this Agreement, or take any action in contravention of this Agreement, in each case without the consent of the requisite Members as set forth in this Agreement.

5.3 Actions Requiring the Approval of the Board of Managers. The Company, nor any Manager, officer, employee, or agents shall have authority to take any of the following actions without the affirmative vote or written approval of the Board:

(a) approve any long-term strategic plan;

(b) approve the Company's annual operating and capital expenditure budgets (the "***Budgets***");

(c) conduct business in any new product category or through any new channel of sale;

(d) unless already included in the Budgets approved by the Board, acquire or dispose of any assets, or group or related assets, with an aggregate purchase price or value, as the case may be, in excess of $50,000;

(e) unless already included in the Budgets approved by the Board, borrow money (not including trade payables incurred in the ordinary course of business) or enter into any capital lease in one or more related transactions in excess of $50,000 in the aggregate;

(f) enter into or execute any leases of real or personal property on behalf of the Company;

(g) issue additional Class E Units to the limit authorized;

(h) enter into any joint venture or partnership on behalf of the Company with another Person or become a member of another limited liability company;

(i) enter into any agreement concerning the merger, consolidation or other business combination involving the Company or any other Person;

(j) sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, of all or substantially all the Company's assets;

(k) create new classes of Units or sell, exchange or issue Units;

(l) hire, terminate, or change the compensation of the executive officers, including approving any unit grants or other incentive equity type of equity awards to executive officers;

(m) a change in the number of Managers;

(n) otherwise enter into or be a party to any transaction with any Related Party, except for transactions contemplated by this Agreement, transactions: (i) made in the ordinary course of business, pursuant to reasonable requirements of the Company's business, and made upon terms that are fair and reasonable to the Company; and (ii) transactions made upon terms that are fair and reasonable to the Company as determined, and approved, by a majority of the Board;

(o) loan Company funds or assets to any Member, Manager or other Person outside the ordinary course of business;

(p) enter into any agreement concerning the merger, consolidation or other business combination involving the Company or any other Person;

(q) sell, lease, transfer, exclusively license or otherwise dispose, in a single transaction or series of related transactions, of all or substantially all the Company's assets;

(r) the conversion of the Company from a limited liability company into another form of entity;

(s) purchase or redeem (or permit any subsidiary to purchase or redeem) any Units other than repurchases of Class E Units from former employees, officers, Managers, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof; or

(t) take any action which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement.

5.4 Class F Member Approval Rights. Notwithstanding anything in this agreement or the Act to the contrary, neither the Company nor the Board (nor any Manager, officer, employee, or agents of the Company) shall have authority to take any of the following actions without the affirmative written approval of the Class F Members:

(a) make any distribution of cash or other property to the Members;

(b) incur any single or group of related debts in excess of $1,000,000 in the aggregate, not including trade credit incurred in the ordinary course of business;

(c) liquidate or dissolve the Company; or

(d) enter into any of transactions or occurrences requiring approval of the Board under Sections 5.3(i), (p) or (q), to extent such transactions result in a change in control of the Company.

5.5 Meetings of the Board.

5.5.1 *Meeting of the Board.* The Board may adopt a schedule of regular meetings, for which no notice shall be required. Special meetings of the Board may be called by the Chief Executive Officer or any Manager, but not more frequently than monthly by such Person. Any meeting of the Board shall be held at the Company's principal place of business unless otherwise approved by the Board. The Board shall keep regular minutes of their meetings.

5.5.2 *Notice of Meetings of the Board.* Written notice stating the place, day and hour of the meeting of the Board shall be delivered by the Chief Executive Officer or the Manager calling the meeting to each Manager not less than two (2) nor more than thirty (30) calendar days before the date of the meeting. Written notice may be given in a manner authorized by Section 12.1.

5.5.3 *Waiver of Notice.* Notice of any meeting of the Board may be waived (before or after such meeting). The waiver must be delivered by the Manager entitled to the notice to the Company for inclusion in the minutes or filing with the Company records, which waiver shall be set forth either (i) in a signed writing, delivered to the Company for inclusion in the minutes, either before or after the meeting by the Manager or (ii) if the Company has designated an address, location, or system to which the waiver may be electronically transmitted and the waiver has been electronically transmitted to the designated address, location, or system, in an executed electronically transmitted record. Notice of the meeting of the Board shall be waived by any Manager by that Manager's attendance at or participation in the meeting, unless the Manager at the beginning of the meeting, or promptly upon the Manager's arrival, objects and does not thereafter vote for or assent to any action taken at the meeting.

5.5.4 *Voting.* Regardless of the number of Managers present at any meeting of the Board, the affirmative vote of a majority of the Managers then on the Board shall be required for Manager Approval. A Manager who is present at a meeting of the Board when action is taken is deemed to have assented to the action taken unless: (a) the Manager objects at the beginning of the meeting, or promptly upon his or her arrival, to holding it or to transacting business at the meeting; (b) the Manager's dissent or abstention from the action taken is entered in the minutes of the meeting; or (c) the Manager delivers written notice of his or her dissent or abstention to the presiding officer of the meeting before its adjournment. The right of dissent or abstention is not available to a Manager who votes in favor of the action taken.

5.5.5 *Telephone Participation in Meetings of Board of Managers.* Any Manager may participate in a meeting of the Board by means of a conference telephone or similar communications equipment that enables all individuals participating in the meeting to hear each other during the meeting. Participation by such means shall constitute presence in person at a meeting of the Board.

5.5.6 *Manner of Approval without a Meeting.* Manager Approval of any action may be obtained without a meeting if a consent in writing, describing the action taken, is signed by all of the Managers then on the Board. Such action shall be included in the records of the Company.

5.6 Power to Bind Company. Unless authorized to do so by this Agreement or by the Board, no Member, acting in his capacity as such, shall have any power or authority to bind or obligate the Company in any way, to pledge its credit or to render it liable for any purpose.

5.7 Designation of Officers. The Board may, from time to time, set forth in writing a designation of officers of the Company, delegating to such officers such authority and duties as the Board may deem advisable, and assignment of titles (including president, CEO, vice-president, secretary and/or treasurer) to any such officer. Unless the Board otherwise sets forth in writing, if the title assigned to an officer of the Company is one commonly used for officers of a business corporation formed under the Delaware Business Corporation Act, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are customarily associated with such office pursuant to the Delaware Business Corporation Act; *provided*, *however*, that the actions of all officers shall be subject to the approval rights set forth in Sections

5.3 and Section 5.4. Any number of titles may be held by the same officer. Any officer to whom a delegation is made pursuant to this Section 5.7 shall serve in the capacity delegated unless and until such delegation is revoked by the Board or such officer resigns. The chief executive officer and president of the Company shall be Jamin Hirte until the earlier of his resignation or the Board's revocation of such designation.

5.8 Discharge of Management Duties; Independent Activities.

5.8.1 *Discharge of Management Duties.* Each Manager shall perform his or her managerial duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and its Members, and with such care as an ordinarily prudent person in a like position would exercise under similar circumstances. Each Manager shall cause the Company to conduct its business, operations and affairs separately from those of the Manager, any Member or any Affiliate of the Manager or any Member. Each Manager shall be required to devote only such time to the affairs of the Company as the Manager determines may be necessary to manage and operate the Company.

5.8.2 *Independent Activities.* Nothing herein shall restrict in any way the freedom of any Member or any Manager to conduct any other business or activity, even if such business or activity competes with the business of the Company. The Members agree that, to the extent a Member or any Manager has a duty of loyalty to the Company and the Members under the Act or applicable law, neither of the following activities will constitute a breach of such Person's duty of loyalty to the Company and the Members:

(a) Competing with the Company in the course of its business; or

(b) Entering into or engaging in, for such Person's own account, an investment, business, transaction, or activity that is similar to the investments, businesses, transactions, or activities of the Company (a "***Similar Activity***") without first offering the Company or the other Members an opportunity to participate in the Similar Activity or having any obligation to account to the Company or the other Members for the Similar Activity or the profits from the Similar Activity.

VI. ACCOUNTING, RECORDS AND INFORMATION

6.1 Books of Account. The Company shall keep appropriate books and records with respect to the Company's business at its principal place of business, and each Member shall at all reasonable times have access to such books and records and the right to inspect the same. At a minimum the Company shall keep the following records:

(a) A current list and past list, setting forth the full name and last known business, residence or mailing address of each Member and Manager;

(b) A copy of the Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of this Agreement and all amendments hereto, and a copy of any prior operating agreements no longer in effect, and copies of any writings permitted or required under the Act;

(d) Copies of the Company's federal, state, and local tax returns and reports, if any, for the three (3) most recent Fiscal Years;

(e) Minutes of every meeting of the Members and any written consents obtained from Members for actions taken by Members without a meeting; and

(f) Copies of the Company's annual report, which shall include the balance sheet of the Company as of the end of such year and a statement of income or loss for the three (3) most recent Fiscal Years.

6.2 Accounting Reports. As soon as practical after the close of each Fiscal Year, the Company shall make available to each Member an unaudited financial report of the activities of the Company for the preceding Fiscal Year, including the balance sheet of the Company as of the end of such year and a statement of income or loss for such Fiscal Year.

6.3 Tax Returns. The Company shall prepare and timely file all required federal, state and local income tax returns. Not later than 240 days after the end of each Fiscal Year, to the extent required, the Company shall furnish to each Member a statement suitable for use in the preparation of the Member's income tax return.

VII. TAX CLASSIFICATION

7.1 Treatment as a C-Corporation. Company has filed an election to be classified as an association taxable as a corporation for federal and state income tax purposes in accordance 26 CFR 301.7701-3. The Members shall cooperate in Company's election to treat the Company as an "C corporation." Notwithstanding the foregoing, the Members intend Company to be a limited liability company under the Act, and that they be Members of a limited liability company and not shareholders in a corporation. No Member shall take any action inconsistent with the express intent of this Section 7.1.

7.2 Compliance with the Code. Unless and until Company's tax classification is changed in accordance with this Agreement, Company shall remain in compliance with the requirements of a C corporation. Notwithstanding anything to the contrary contained herein, if Company is advised, as a result of the adoption of new or amended regulations pursuant to the Code or otherwise, or the issuance of authorized interpretations, that the distributions and allocations provided in this Agreement are unlikely to be respected for Federal income tax purposes, the Board is hereby granted the power to amend such provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such provisions to be respected for Federal income tax purposes while maintaining Company's tax classification as a C Corporation.

VIII. DISTRIBUTIONS

8.1 Distributions of Available Cash. Distributable Cash of Company may be distributed to the Members, as and when determined by Board and approved by the Members pursuant to Section 5.4, in proportion to such Member's respective relative Percentage Interests.

8.2 Record Dates. All items of income, deduction, loss and credit shall be allocated, and all distributions made, to the Persons shown on the records of Company to have been Members as of the last day of the taxable year for which the allocation or distribution is to be made. All allocations of net income and net loss to the Members pursuant to this Agreement shall be consistent with the provisions of the Code dealing with the allocation of net income and net loss to "C Corporation" shareholders.

8.3 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to the Members if such distribution would violate the Act or other applicable law. No distributions may be made by the Company except as provided in this Agreement.

IX. DISSOLUTION AND LIQUIDATION

9.1 Events of Dissolution. Except as otherwise provided in this Agreement, the Company shall dissolve upon the earlier of:

(a) the written agreement of a Supermajority Interest;

(b) the sale, transfer or other disposition of all or substantially all of the Company's assets as permitted by this Agreement; or

(c) the entry of a decree of judicial dissolution pursuant to the Act.

The Members agree that, except as otherwise provided in this Agreement, the Company shall not be dissolved upon the death, incompetency, bankruptcy, dissolution, withdrawal or expulsion of a Member, the assignment of a Member's entire interest in the Company, or the administrative dissolution by the Secretary of State under the Act.

9.2 Liquidation.

(a) Upon dissolution of the Company, the Board shall take full account of the Company's assets and liabilities and wind up the affairs of the Company. The Board shall settle and close the Company's business, and dispose of and convey the Company's noncash assets as promptly as reasonably possible following dissolution as is consistent with obtaining fair market value for the Company's assets.

(b) The Board shall apply and distribute the proceeds of such liquidation, in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(i) First, to the payment of the Company's debts and obligations to its creditors (including Members, but excluding any liability for distributions to Members under the Act, including sales commissions and other expenses incident to any sale of the assets of the Company, in order of the priority provided by law;

(ii) Second, to the establishment of and additions to such reserves as the Board deems necessary or appropriate, which reserves shall be paid over by the Company to a bank or other financial institution, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations and, at the expiration of such period as the Board deems advisable, such reserves shall be distributed to the Members in accordance with Sections 9.2(b)(iii);

(iii) Thereafter, to the Members in proportion to the respective Percentage Interests.

(c) With the approval of a Supermajority Interest, the Company may make in-kind distributions of property to the Members in accordance with the manner in which such distributions are made pursuant Article 8.

(d) For the avoidance of doubt, any Member that is deemed to be a creditor of the Company with respect to distributions pursuant to the Act waives any claim of priority with respect to such distributions and agrees that all distributions payable to the Members on liquidation of the Company shall be made in accordance with Section 9.2(b)(iii).

9.3 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.2 in order to minimize any losses otherwise attendant upon such winding up. Distributions upon liquidation of the Company and related adjustments shall be made by the end of the Fiscal Year of the liquidation (or, if later, within ninety (90) days after the date of such liquidation).

X. TRANSFER OF INTERESTS IN THE COMPANY

10.1 General Restrictions.

(a) No Units shall be validly sold, assigned, awarded, pledged, encumbered, confirmed, or otherwise transferred, for consideration or otherwise, whether voluntarily, involuntarily, or by operation of law (each event, a "***Transfer***") unless (i) the Transfer of such Units has been made in accordance with the provisions of this Agreement or (ii) the Transfer has otherwise been approved by the Board. In addition, to the extent a Member is an entity, a change of control of a majority of the voting equity of such entity as a result of a transaction or a series of related transactions, other than a change of control of a majority of the voting equity of a Member to an Affiliate of such Member, shall constitute a Transfer and shall be subject to the restrictions set forth in this Article X.

(b) Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void and of no force and effect, the purported transferee shall have no rights or privileges in or with respect to the Company, and the Company shall not give any effect in the Company's records to such attempted Transfer. Further, the parties engaging or attempting to engage in any such Transfer shall indemnify and hold harmless the Company and each of the Members from all losses that such indemnified Persons may incur (including tax liability and attorneys' fees) in enforcing this Agreement.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Transfer of any Class F Unit shall not be restricted under this Section 10, and such transfer shall be allowed subject to, and considered to be a Permitted Transfer as provided in Section 10.2 below.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Transfer of any Class E Unit or any Class E Unit shall be governed by the terms of the Unit Grant Agreement pursuant to which such Class E Units or Class E Units, as applicable, were issued.

10.2 Permitted Transfers. Subject to compliance with Section 10.5(b), a Member may, at any time, (i) on not less than 30 days notice to Company, Transfer all or any of his, her or its Units to one or more of the following Persons identified in (a) – (f) below (each, a "***Permitted Transferee***"):

(a) Another Member;

(b) A lineal descendant of any individual Member;

(c) A trust having as the only beneficiary or beneficiaries Persons who are Members, lineal descendants of any individual Member and at the termination of which such Units will be distributed only to a Member, or lineal descendants of any individual Member;

(d) Any Affiliate of a Member

(e) In the event of a winding up of a Member that is an entity, to any of its equity owners who then qualify as an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act of 1933, as amended; or

(f) A transferee of any Transfer made pursuant to Section 10.3, or 10.4.

A Transfer will not be a Permitted Transfer under this Section 10.2 unless and until all of the following conditions have been satisfied: (x) the transferor and transferee have executed and delivered to the Company such documentation as is determined by the Board to be necessary or appropriate to evidence the Transfer; (y) The transferor and transferee have furnished the Company with the transferee's taxpayer identification number, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns; and (z) the transferee has made such acknowledgments and representations to the Company related to regulatory compliance matters as the Board may reasonably require and provided evidence reasonably satisfactory to the Board that the Transfer complies with applicable state and federal securities laws.

10.3 Right of First Refusal.

10.3.1 *Offered Units.* In the event that a Member (the "***Offering Member***") desires to sell all or any portion of his, her or its Units and receives or otherwise negotiates with a Third Party Purchaser a bona fide written offer which he, she or it intends to accept (an "***Offer***"), the Offering Member, before accepting the Offer, shall first notify the Company and provide it with a copy of the Offer (the "***Offer Notice***"). The Offer must be in writing and must contain all material terms relating to the purchase and sale, including the name of the transferee (the "***Proposed Transferee***"), the number and class of Units covered by the Offer (the "***Offered Units***") and the price per Unit, as the case may be. The Board shall provide each Member holding 5% or more of the outstanding Voting Units of the Company as of the date of the Offer Notice ("***Qualified Voting Members***"), other than the Offering Member, with a copy of the Offer within ten (10) calendar days after the Company's receipt of the Offer Notice.

10.3.2 *Process*. After receiving the Offer Notice, the Company and the Qualified Voting Members shall have forty-five (45) calendar days (the "***Offer Period***") within which to make a written election (which, in the case of the Company, shall be exercisable by the Board) to purchase all or any portion of the Offered Units, subject to the order of priority set forth in Section 10.3.3, upon the terms and conditions set forth in the Offer. If none of such Qualified Voting Members and/or the Company responds or elects to purchase all of the Offered Units within the Offer Period, the Offering Member may, at his, her or its election, either (i) Transfer all of the Offered Units to the Proposed Transferee, (ii) Transfer the Offered Units to the Company and/or the other Qualified Voting Members pursuant to their elections and affect the sale of the remaining Offered Units to the Proposed Transferee upon the terms and conditions set forth in the Offer; or (iii) rescind the Offer, which rescission shall be effective by notice in writing delivered to each of the Company and the Qualified Voting Members that have elected to purchase Offered Units and to the Company within ten (10) calendar days after expiration of the Offer Period, and keep all, but not less than all, of the Offered Units. If the Offering Member elects to sell the Offered Units pursuant to clause (i) or (ii), the Proposed Transferee, the Company and the Qualified Voting Members purchasing Offered Units must purchase such Offered Units no more than sixty (60) calendar days (the "***Closing Period***") after expiration of the Offer Period; *provided* that, if such Transfers are not completed within said sixty-day period, the Offering Member may not Transfer the Offered Units without again complying with this Section 10.3.

10.3.3 *Exercise of Right of First Refusal.* If the Company and/or the Qualified Voting Members elects to purchase all or any of the Offered Units, they shall have the right to purchase such Units in the following order of priority:

(a) First, the Company; and

(b) Thereafter, the other Qualified Voting Members pro rata, based upon the number of Units held by each.

Within each group of purchasers described in clause (b), the parties may, among themselves, agree to purchase the Offered Units on a basis other than as set forth in such clause.

10.3.4 *Class F Member Right of First Refusal Rights Assignable.* The rights of the Class F Members under this Section 10.3 are assignable by such Persons to any of their respective Affiliates who, at the time of such assignment, is "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act of 1933, as amended, and such Affiliate is approved by the Board, which approval shall not be unreasonably withheld.

10.4 Drag-along Rights.

10.4.1 *Participation.* If the Board and Members holding a Supermajority Interest (collectively, the "***Dragging Members***") propose to consummate, in one (1) transaction or a series of related transactions, a sale or other Transfer of all of the Dragging Members' Units to a party or parties, or to sell substantially all of the assets of the Company to one or more third parties that are not Affiliates of the Dragging Members (a "***Drag-along Sale***"), the Dragging Members shall have the right, after delivering the Drag-along Notice in accordance with Section 10.4.3 and subject to compliance with Section 10.4.4, to require that each other holder of Units (each, a "***Drag-along Member***") participate in and/or consent to such sale. For sake of clarity, a Transfer of Units by any holder thereof that is part of a Drag-along Sale shall not be subject to the rights of first refusal set forth in Section 10.3. Notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of any such transaction to the extent applicable and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

10.4.2 *Sale of Units.* Subject to compliance with Section 10.4.4:

(a) If the Drag-along Sale is structured as a sale resulting in all of the Units being held by a Third Party Purchaser, then each Drag-along Member shall sell all of such Drag-along Member's Units to the Third Party Purchaser and the Members shall structure the Drag-along Sale to provide for a distribution of proceeds consistent with Section 9.2; and

(b) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The distribution of the aggregate consideration of such transaction shall be made in accordance with Section 9.2.

10.4.3 *Sale Notice.* The Dragging Members shall exercise their rights pursuant to this Section 10.5 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail:

(a) The name of the Third Party Purchaser;

(b) The proposed date, time and location of the closing of the sale;

(c) The proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(d) A copy of any form of agreement proposed to be executed in connection therewith.

10.4.4 *Conditions of Sale.* The obligations of the Drag-along Members in respect of a Drag-along Sale are subject to the satisfaction of the following conditions:

(a) The terms and conditions of such sale shall, except as otherwise provided in Section 10.4.2 with respect to consideration to be received by the Dragging Members and each Drag-along Member and in this Section 10.4.4, be the same as those upon which the Dragging Members sells their Units; and

(b) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Members make or provide in connection with the Drag-along Sale; *provided* that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Members and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Members and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Members and each such Drag-along Member in connection with the Drag-along Sale.

10.4.5 *Cooperation.* Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.4.4(b).

10.4.6 *Fees and Expenses.* The fees and expenses of the Dragging Members incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of the Dragging Members for their sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

10.4.7 *Consummation of Sale.* The Dragging Members shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed one-hundred and twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any governmental authority). If at the end of such period the Dragging Members have not completed the Drag-along Sale, the Dragging Members may not then exercise their rights under this Section 10.4 without again fully complying with the provisions of this Section 10.4.

10.5 Effect of Transfer.

(a) Any Member who Transfers any Units shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units. Further, any Person who acquires any Units (or an interest therein) and who has not been admitted as a Member with respect to such Units in accordance with Section 3.7 shall be an assignee (an "***Assignee***"). An Assignee shall be bound by the provisions of this Agreement to the extent allowed by applicable law. Within a reasonable period of time after a Transfer of Units (or an interest therein) to an Assignee, such Assignee shall execute and deliver to the Company a written statement of the Assignee's agreement to be bound by this Agreement, which statement shall become part of this Agreement; *provided* that the failure to execute and deliver the statement shall not relieve the Assignee or his or her spouse, if applicable, from the restrictions imposed by this Agreement. An Assignee shall be entitled to receive such distributions, and to receive such allocation of income, gain, loss, deduction, credit or similar item to which the transferor was entitled with respect to such Units, but such Assignee shall not have any of the other rights, voting or otherwise, granted to Members under this Agreement or under applicable law.

(b) The transferor and transferee of any Units shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or purported, whether or not consummated.

10.6 Covenant to Maintain Valid Existence. To the extent a Member is an entity, such Member covenants to remain in good standing or validly existing, as applicable, in the state of such Member's organization and shall not take any action to liquidate, dissolve or otherwise dispose, in a single transaction or series of related transactions, of all or substantially all of such Member's assets without the approval of the Board.

XI. LIMITATION OF LIABILITY; INDEMNIFICATION

11.1 Limitation of Liability. No Member or Manager (each, a "***Covered Person***") shall be liable, responsible or accountable in damages or otherwise to the Company or the Members for acts or omissions as a Member or a Manager; *provided*, *however*, that such Covered Person shall retain liability (i) for any breach of any duty of loyalty owed by such Covered Person to the Company or its Members, except as otherwise limited by this Agreement, (ii) for acts or omissions that involve a material breach of this Agreement; (iii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iv) for any unlawful distribution under the Act, or (v) for any transaction from which such Covered Person received any improper personal benefit.

11.2 Indemnification.

(a) To the fullest extent permitted by the Act or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), the Company shall indemnify each Covered Person for any loss, damage, or claim incurred by such Covered Person by reason of being a Member or a Manager, *provided*, *however*, that this Section 11.2 shall not eliminate or limit the liability of a Covered Person (i) for any breach of any duty of loyalty owed by the Covered Person to the Company or its Members, except as otherwise limited by this Agreement, (ii) for acts or omissions that involve a material breach of this Agreement; (iii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iv) for any unlawful distribution under the Act, or (iv) for any transaction from which the Covered Person received any improper personal benefit.

(b) The right to indemnification conferred in this Section 11.2 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition; *provided*, *however*, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to be indemnified under this Section 11.2 or otherwise; *provided*, *further*, that no Covered Person shall be entitled to be paid such expenses in advance of final disposition in a proceeding that is brought against such Covered Person by the Company.

(c) The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section 11.2 shall not be exclusive of any other right any Covered Person may have or hereafter acquire under any statute, this Agreement, vote of Members or otherwise.

(d) No repeal or modification of the Act or this Section 11.2 shall adversely affect any right of a Covered Person to indemnification existing at the time of such repeal or modification for or with respect to indemnification related to an act or omission of such Covered Person occurring prior to such repeal or modification.

XII. MISCELLANEOUS

12.1 Notices. Any notice, demand, or other communication required or permitted to be given by any provision of this Agreement shall be deemed to have been sufficiently given or served if sent by email, telecopy or facsimile transmission, delivered by messenger or overnight courier, or mailed, certified first Class mail, postage prepaid, return receipt requested, and addressed or sent (a) if to a Member or a Manager, to the Member's or the Manager's address specified on attached Exhibit A or Exhibit B, as applicable, and (b) if to the Company, to the address specified in Section 1.4. Any such notice shall be effective, (a) if delivered by messenger or by overnight courier, upon actual receipt (or if the date of actual receipt is not a business day, upon the next business day); (b) if sent by telecopy, facsimile transmission or email, upon confirmation of receipt (or if the date of such confirmation of receipt is not a business day, upon the next business day); or (c) if mailed, two (2) business days after the date of mailing. A Member, a Manager or the Company may change its address for purposes of notices hereunder by giving notice specifying such changed address in the manner specified in this Section 12.1.

12.2 Entire Agreement. This Agreement (including the Exhibits attached hereto), together with the Unit Grant Agreements entered into and to be entered into between the Company and each of the Class E Members, and the Joinder Agreements to be entered into between the Company and each of the Members other than the original Members constitutes the entire agreement among the parties with respect to the subject matter hereof; it supersedes any prior agreement or understandings among the parties as to such matters, oral or written, all of which are hereby canceled. This Agreement may not be modified or amended other than pursuant to Section 12.5.

12.3 Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Delaware, including without limitation, the Act.

12.4 Jurisdiction and Venue. In the event that any suit is brought arising out of or in connection with this Agreement, the parties consent to the jurisdiction of, and agree that sole venue will lie, in the state and federal courts located in Portland, Oregon.

12.5 Amendments and Waivers. This Agreement, or any provision herein, may only be amended or waived (retrospectively or prospectively) with consent of the majority of Class F Members; *provided* (A) that an amendment, modification, or waiver modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or (ii) a class of Units relative to the rights of another class of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class, as applicable, and (B) that an amendment, modification, or waiver of Section 3.5 shall require the consent of the majority of Class F Members. Notwithstanding the foregoing, the Board may make (i) any amendment to reflect the admission, substitution or withdrawal of a Unit Holder in accordance with the terms of this Agreement, (ii) any amendment to reflect a change in the name of the Company, its location, principal place of business, registered agent or the registered office of the Company, (iii) any amendment, supplement, waiver or modification that the Board determines to be required to comply with applicable law; or (iv) a conversion of the Company under and pursuant to Section 265 of the General Corporation Law of the State of Delaware.

12.6 Construction. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

12.7 Headings. The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement.

12.8 Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.9 Remedies. The rights and remedies of the parties hereunder shall not be mutually exclusive, and the exercise of any one right or remedy shall not preclude or waive the right to exercise any other remedies. Said rights and remedies are in addition to any other rights the parties may have by law or otherwise.

12.10 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

12.11 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

12.12 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.13 Confidentiality. Each Member hereto shall, and shall cause its Affiliates to, keep confidential and not reveal to any other Person (other than on a "need to know" basis, to the Company or its officers and employees, to any Member (each of whom shall be subject to the confidentiality obligations set forth herein) or to any other party hereto) any confidential or proprietary documents or other confidential or proprietary information of the Company, that come to the knowledge of such party ("***Confidential Information***"), except for such Confidential Information that such Person is required to disclose under any applicable law (provided that in the event disclosure is required by applicable law, such party shall, to the extent reasonably possible, (a) provide the other parties hereto and the Company with prompt notice of such requirement prior to making any disclosure so that such other parties and the Company may seek an appropriate protective order, and (b) provide the minimum disclosure of such Confidential Information as is practicable under the circumstances and (c) seek to obtain confidential treatment of such disclosed information). The term "Confidential Information" does not include, and there shall be no obligations hereunder with respect to, information that (i) at the time of disclosure is or thereafter becomes generally available to the public (other than as a result of a disclosure by such party in breach of this Agreement), or (ii) is or becomes available to such Person on a non-confidential basis from a source that is not prohibited from disclosing such Confidential Information to such Person. Nothing herein shall preclude any party hereto or its Affiliates from disclosing Confidential Information to appropriate governmental authorities in connection with audits conducted from time to time by those governmental authorities or in response to requests from those governmental authorities (provided that such Confidential Information shall be marked as "confidential"). Nothing herein shall preclude any Members and its Affiliates from providing to third parties Confidential Information so long as such third parties agree in writing, with respect to Confidential Information, to be bound by the provisions of a confidentiality agreement having terms substantially similar to this Section 12.13. Each Member shall be responsible for any breaches of this Section 12.13 by such Member or its Affiliates and for enforcing the terms of this Section 12.13 and to take such action, legal or otherwise, to the extent necessary to cause the Member or its Affiliates to comply with the terms and conditions of this Section 12.13 so as to prevent any improper disclosure or misuse of the Confidential Information by any of the Member or its Affiliates (including to take all actions that such party would take to protect its own Confidential Information).

12.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.15 Counsel Acknowledgement. The Members acknowledge that the Board and the Company have recommended that they each obtain independent legal advice regarding this Agreement, and that they each have had an adequate opportunity to seek such legal counsel. The Members acknowledge that Sapient Law, legal counsel for the Company in connection with the preparation of this Agreement, has not represented any one of them individually.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, this Second Amended and Restated Limited Liability Company Agreement is executed by the undersigned as of the date first above written.

BOARD:

____
Nolan Hirte

____
Jamin Hirte

____
Shari Hirte

IN WITNESS WHEREOF, this Second Amended and Restated Limited Liability Company Agreement is executed by the undersigned as of the date first above written.

MEMBERS:

Entity:

____
By:
Its:

Individual:

____
By:

EXHIBIT A

Member Schedule (as of April 30, 2025)

Members	**Units**	**Class**	**Percentage Interest**	**Contributions**
Nolan Hirte	498,823	F	44.23%	
Shari Hirte	498,823	F	44.23%	
Profet Pty Ltd t/a Profet Superannuation Fund Pty Ltd	60,000	F	5.32%	$225,000
Pacific Premier Trust Custodian FBA William C Bannon IRA	12,712	F	1.13%	$45,000
Lindsay Goodrich	7151	F	.63%	$25,000
Barney Hannagan	3600	F	.32%	$12,500
Frances LLC	20,292	F	1.80%	$70,000
Ashley Officer	1,858	F	0.16%	$33,500
Eloise Bunting	11,056	F	0.98%	$37,500
Jamin Hirte	11,167	F	0.98%	$37,500
Matthew Lounsbury	1,880	F	0.17%	$50,000
Matthew Paddick	474	F	0.04%	$12,618
Totals			**100%**	

EXHIBIT B

List of Managers (and Addresses)

Nolan Hirte
2021 NE Alberta Street
Portland, Oregon 97211

Jamin Hirte
2021 NE Alberta Street
Portland, Oregon 97211

Shari Hirte
2021 NE Alberta Street
Portland, Oregon 97211

EXHIBIT C

Form of Joinder to Second Amended and Restated Limited Liability Company Agreement

This Joinder to the Second Amended and Restated Limited Liability Company Agreement of Proud Mary Coffee USA, LLC, a Delaware limited liability company (the "***Company***"), dated as of March [•], 2025, as amended or restated from time to time, by and among the Members (the "***Agreement***"), is made and entered into as of _________, 20__ by and between the Company and ____________ ("***Holder***"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired _______ Units representing a ______% Percentage Interest in the Company from ____________ [pursuant to the _____________ dated _____________], and the Agreement and the Company require Holder, as a holder of such Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that it has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Member Schedule. For purposes of the Members Schedule, the address of the Holder is as follows:

[Name]
[Address]

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Second Amended and Restated Limited Liability Company Agreement of Proud Mary Coffee USA, LLC as of the date set forth in the introductory paragraph hereof.

PROUD MARY COFFEE USA, LLC

By: ________________________________

Name: ______________________________

Title:_______________________________

[HOLDER]

By: ________________________________

Name: ______________________________

Title:_______________________________